Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 6 DATED APRIL 2, 2009

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008, as supplemented by Supplement No. 5, dated February 13, 2009. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offerings;

•	the amendment of the operating agreement and master lease agreement entered into in connection with the acquisition of Two and Five Governor Park;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2008; and

•	our financial statements and the notes thereto as of December 31, 2008 and 2007 and for the three-year period ended December 31, 2008.

Status of Our Public Offerings

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of March 27, 2009, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 3,948,247 shares of our common stock, or $39,306,047, including shares issued under our distribution reinvestment plan. As of March 27, 2009, approximately 84,992,749 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. Our follow-on offering will terminate on July 28, 2010, unless extended.

Amendment of Agreements Related to Two and Five Governor Park Acquisition

On March 25, 2009, we entered into an amendment to the limited liability company agreement for the joint venture pursuant to which we hold our interest in Two and Five Governor Park, located at 6310 Greenwich Drive, San Diego, California 92122 and 5060 Shoreham Place, San Diego, California 92122. The amendment is intended to clarify the original intent of the parties to the limited liability company agreement that FPA Governor Park Investors, LLC, our joint venture partner, is not responsible for guaranteeing our 15.0% internal rate of return upon a capital event. The amendment does not impact the treatment of our investment as preferred equity, and we are still entitled to receive a priority preferred return of 9.0% on our invested equity from operating cash flow and a fixed, priority 15.0% internal rate of return upon a capital event. As a result of such amendment, our investment in Two and Five Governor Park has been consolidated in our financial statements and the notes thereto as of December 31, 2008 and 2007 and for the three-year period ended December 31, 2008. These financial statements and notes are included in this supplement.

On March 25, 2009, FPA Governor Park Associates, LLC, the entity that holds title to Two and Five Governor Park, and Trinity Property Consultants, LLC entered into a First Amendment to Lease, which we refer to as the First Amendment to Lease. The First Amendment to Lease amends the Master Lease Agreement, dated December 20, 2008, by and between FPA Governor Park Associates, LLC and Trinity Property Consultants, LLC, which we refer to as the Master Lease, for all vacant space in Two and Five Governor Park. The amendment is intended to clarify the original intent of the parties to the Master Lease that for the first twelve months of the Master Lease, the base rent payable pursuant to the Master Lease will be paid from the $225,000 reserve account established for this purpose.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) is intended to help the reader understand our operations and our present business environment. The MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes thereto contained in this supplement. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and timing of events could differ materially from those anticipated in these forward-looking statements, as a result of a number of factors, including those factors set forth under “Risk Factors” in the prospectus.

We are a Maryland corporation formed on October 31, 2003 and have elected to be taxed as a REIT commencing with the year ended December 31, 2006. We were organized to invest in a diversified portfolio of high quality investments, including investments in real properties and real estate investments, focusing primarily on investments that produce current income.

As of December 31, 2008, we owned interests in ten income-producing properties:

•	801 Fiber Optic Drive, a 56,336 square foot distribution facility built in 2001 that is leased to FedEx Ground Package System, Inc., a subsidiary of FedEx Corporation;

•	Champion Farms Apartments, a 264-unit luxury multifamily rental community built in 2000;

•	Fieldstone Apartments, a 266-unit multifamily community property built in 2001;

•	Pinehurst Apartment Homes, a 146-unit renovated multifamily community built in two phases in 1986 and 1988 and renovated in 2006;

•	Pheasant Run Apartments, a 160-unit multifamily community built in 1985 and renovated in 2003 and 2004;

•	The Retreat Apartments, a 342-unit multifamily community built in 1984 and renovated in 2004 and 2005;

•	Hilltop Apartments, a 124-unit multifamily community built in 1986;

•	Conifer Crossing, a 420-unit multifamily community built in 1981; and

•	Two and Five Governor Park, two office buildings developed in 1985 and 1989, respectively.

We intend to invest in a variety of real properties, either directly or through joint ventures, including apartments, office buildings, industrial buildings, shopping centers and hotels. We will also seek to invest in loans on real property such as mortgage loans and mezzanine loans, which we refer to as real estate related investments. We own our assets and conduct our operations through Paladin Realty Income Properties, L.P., our operating partnership, which we refer to as “Paladin OP.”

Our Initial Offering terminated on July 28, 2008 in connection with the commencement of our Follow-On Offering on July 28, 2008.

We elected to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2006, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We believe we operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. Accordingly, we generally will not be subject to federal income tax, provided that distributions to our stockholders equal at least the amount of our taxable income. Even if we qualify for taxation as a REIT, we may be subject to federal income and excise taxes on our undistributed taxable income. We may also be subject to certain state or local income taxes, or franchise taxes.

Review of our Policies

Our board of directors, including our independent directors, has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy

We are conducting a public offering of up to 75,000,000 shares of common stock at $10 per share. We are also offering up to 10,526,316 shares of common stock under our distribution reinvestment plan. We believe these offerings are currently in the best interest of our stockholders because they increase the likelihood that we will be able to acquire a diverse portfolio of income-producing properties, thereby reducing risk in our portfolio.

Acquisition and Investment Policies

We intend to invest in a diversified portfolio of high quality investments, focusing primarily on investments that produce current income. We intend to invest in a variety of types of real properties, including apartments, office buildings, industrial buildings, shopping centers and hotels. We will seek to maximize long-term stockholder value by generating sustainable growth in cash flow and portfolio value. In order to achieve these objectives, we may invest using a number of investment structures which may include direct acquisitions, joint ventures, leveraged investments, issuing securities for property and direct and indirect investments in real estate through other real estate related investments. We believe that there are sufficient acquisition opportunities that meet this investment focus. Affiliates of our advisor have extensive expertise with these types of real estate investments.

For each of our real property investments, regardless of product type, Paladin Advisors will seek to invest in properties with the following attributes:

•

Quality. We will seek to invest in real properties that are suitable for our intended use with a quality of construction that is capable of sustaining the property’s investment potential for the long-term, assuming funding of budgeted capital improvements.

•	Location. We will seek to invest in real properties that are located in established markets for comparable properties, with access and visibility suitable to meet the needs of its occupants.

•

Market; Supply and Demand. We will focus on local or regional markets which have potential for stable and growing property level cash flow over the long-term. These determinations will be based in part on an evaluation of market economic, demographic and regulatory factors affecting the real property. For instance, we will favor markets that indicate a growing population and employment base or markets that exhibit potential limitations on additions to supply, and we will generally seek to limit our investments in areas that have limited potential for demand growth.

•

Predictable Capital Needs. We will seek to invest in real properties where the future expected capital needs can be reasonably projected in a manner that would allow us to meet our objectives of preservation of capital and stability and growth in cash flow.

•

Cash Flow. We will seek to invest in real properties where the current and projected cash flow, including the potential for appreciation in value, would allow us to meet our overall investment objectives. We will evaluate cash flow relative to expected growth and appreciation.

Borrowing Policies

By operating on a leveraged basis, we expect that we will have more funds available for investments. This will generally allow us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. Our charter provides that our independent directors must approve any borrowing in excess of 300% of the value of our net assets and the justification for such excess borrowing must be disclosed to our stockholders in our next quarterly report. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the aggregate cost of our assets before non-cash reserves and depreciation.

Disposition Policies

We intend to hold each real property investment or real estate related investment we acquire for an extended period. However, circumstances might arise which could result in the early sale of some investments. The determination of whether a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and factors specific to the condition, value and financial performance of the investment. We expect to periodically sell investments in order to dispose of underperforming investments or to realize value in favorably priced investments.

Policies Regarding Operating Expenses

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters (the “Expense Period”), as these terms are defined in our charter, unless our independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. During the four quarters ended December 31, 2008, our operating expenses, including expenses incurred on our behalf by Paladin Advisors and its affiliates, did not exceed the 2%/25%. During the Expense Period ended December 31, 2008, $433,927 was paid by Paladin Advisors, and the board of directors (including the independent directors) has approved reimbursing Paladin Advisors for this amount in the future to the extent that reimbursement of this amount, together with all operating expenses paid or reimbursed for the then-current Expense Period, would not result in payment or reimbursement of operating expenses in excess of the 2%/25% Rule in that period. In making this determination, the board of directors (including the independent directors) noted that these were operating expenses necessary for the operation of our business, as we are in our early stages of operations and have limited operations to cover our operating expenses and because such amounts will only be reimbursed in the future to the extent described above. For the four consecutive quarters ending December 31, 2008, our general and administrative expenses, which are the equivalent of total operating expenses for purposes of the 2%/25% Rule, represented 2.0% of average invested assets.

Liquidation or Listing Policy

We believe it is in the best interest of our stockholders not to list our common shares on a national exchange at this time. First, we are in the fundraising and property-acquisition stage of our life cycle, and remaining unlisted improves our ability to continue to raise new equity and purchase additional properties so that the real estate portfolio can achieve greater size and diversification. Second, we believe it is more cost effective to remain unlisted and utilize Paladin Advisors as our external advisor at the present time than it would be to internalize all the resources necessary to operate a listed company. Third, our shares are offered as a long-term investment. We believe that the ability to provide our stockholders with liquidity in the near-term is outweighed by the long-term benefits of completing the Follow-On Offering and allowing the portfolio to mature. In making the decision of whether to apply for listing or our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for stockholders. If our shares are not listed for trading on a national securities exchange by February 23, 2015, we will be required to begin the process of selling our properties and other investments and distributing the net sales proceeds to stockholders in liquidation. In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for the stockholders.

Critical Accounting Policies

We believe our most critical accounting policies are the accounting for lease revenues (including straight-line rent), the regular evaluation of whether the value of a real estate asset has been impaired, real estate purchase price allocations and accounting for joint ventures. Each of these items involves estimates that require management to make judgments that are subjective in nature. We rely on our experience, we collect historical data and current market data, and we analyze these assumptions in order to arrive at what we believe to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgments on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates.

Real Estate and Depreciation

Real estate is stated at cost, less accumulated depreciation. We allocate the cost of newly acquired properties between net tangible and identifiable intangible assets. The primary intangible asset associated with an apartment or office building property acquisition is the value of the existing lease agreements. When allocating cost to an acquired property, we allocate costs to the estimated value of the land, building and fixtures assuming the property is vacant and to the estimated intangible value of the existing lease agreements. We estimate the intangible value of the lease agreements by determining the lost revenue associated with a hypothetical lease-up. We depreciate the buildings and fixtures based on the expected useful life of the asset, which ranges from 27 to 45 years for the building and improvements and from five to seven years for furniture, fixtures and equipment. The intangible value of the lease agreements is amortized over the average remaining life of the existing leases, which ranges from three to 24 months. This amortization is included in depreciation and amortization expense on the accompanying consolidated statements of operations. Improvements and betterments are capitalized when they extend the useful life of the asset. Expenditures for repairs and maintenance are expensed as incurred.

We review long-lived assets and related identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. When such events or changes in circumstances occur, recoverability of the asset to be held and used is measured by a comparison of the carrying amount of the asset to future cash flows, undiscounted and without interest, expected to be generated by the asset. If the sum of the expected future cash flows (undiscounted and without interest) is less than our carrying amount for the asset, an impairment loss is recognized based upon the asset’s fair value.

Investments

We follow the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December 2004), “Consolidation of Variable Interest Entities,” or FIN 46R, and we are required to evaluate whether we have a controlling financial interest in an entity through means other than voting rights. If we determine that the joint venture is a “variable interest entity” (“VIE”) and that we are the “primary beneficiary” as defined in FIN 46R, we will account for such investment as if it were a consolidated subsidiary. For a joint venture investment which is not a VIE, we consider other relevant accounting literature including Accounting Principles Board Opinion 18—”The Equity Method of Accounting for Investments in Common Stock,” Statement of Position (“SOP”) 78-9—”Accounting for Investments in Real Estate Ventures,” and Emerging Issues Task Force Issue (“EITF”) 04-5 — “Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” to determine the method of accounting for each of the partially-owned entities. In accordance with the above pronouncements, we determine whether we should consolidate the entity or account for it on the equity method or cost method. Factors considered in determining whether or not we exercise control include substantive participating rights of partners on significant business decisions, including dispositions and acquisitions of assets, financing and operating and capital budgets, board and management representatives and authority and other contractual rights of our partners. To the extent that we are deemed to control these entities, these entities will be consolidated.

As of December 31, 2008, we held a 99.5% ownership interest in Paladin OP and Paladin OP held a 70% ownership interest in Springhurst, an 83% ownership interest in Glenwood, a 97.5% ownership interest in KC Pinehurst, a 97.5% ownership interest in KC Pheasant, a 97.5% ownership interest in KC Retreat, a 49% ownership interest in Park Hill Partners, a 42.5% ownership interest in FPA/PRIP Conifer, a 47.65% ownership interest in FPA/PRIP Governor Park and a 74% ownership interest in PRIP 801, LLC, as described in Note 3 to the consolidated financial statements. We have determined that Paladin OP and the entities in which it has invested are not VIEs. We consolidate Paladin OP, Springhurst, Glenwood, KC Pinehurst, KC Pheasant and KC Retreat, as we are the majority owner and exercise control over all significant decisions. We also consolidate Park Hill Partners, FPA/PRIP Conifer and FPA/PRIP Governor Park because we hold a significant ownership interest and exercise control over all significant decisions. We account for our investment in PRIP 801, LLC, under the equity method of accounting, as the other member has substantive participating rights as defined in EITF 04-5 and SOP 78-9. This investment is recorded initially at cost, and subsequently adjusted for equity in earnings or losses and cash contributions and distributions.

On a periodic basis we will evaluate whether there are any indicators that the value of our investments in partially-owned entities accounted for by the equity method are impaired. An investment is impaired if our estimate of the value of the investment is less than the carrying amount. The ultimate realization of our investment in partially-owned entities is dependent on a number of factors including the performance of that entity and market conditions. If we determine that a decline in the value of a partially-owned entity is other than temporary, then we would record an impairment charge.

Deferred Loan Costs

Loan costs are capitalized and amortized using the effective interest method over the life of the related loan. The amortization is recorded as a component of interest expense.

Revenue Recognition

We primarily lease residential apartments to tenants under non-cancellable operating leases with terms ranging from three to 24 months. We also lease commercial space to tenants with lease terms extending to 2013. Rental income related to leases is recognized in the period earned over the lease term in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases.” Other income consists of various tenant-related charges and is recognized as revenue in the period in which the applicable charge is incurred.

Accounts Receivable

Accounts receivable is included in other assets in our consolidated balance sheets. Bad debts are recorded under the specific identification method, whereby, uncollectible receivables are directly written off when identified.

Use of Estimates

The presentation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

The Company elected to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2006, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company believes it operates in such a manner as to qualify for treatment as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its taxable income. If the Company fails to qualify as a REIT in any taxable year without the benefit of certain relief provisions, it will be subject to federal and state income taxes on its taxable income at regular corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state or local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income. No provision has been made for federal income taxes for the years ended December 31, 2008, 2007 and 2006 in the accompanying consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN 48 increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in measuring income taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. This Interpretation only allows a favorable tax position to be included in the calculation of tax liabilities and expenses if a company concludes that it is more likely than not that its adopted tax position will be sustained. The Company adopted FIN 48 as required effective January 1, 2007. The adoption of FIN 48 did not have a material impact on its consolidated financial position, results of operations or cash flows. All of the Company’s tax years are subject to examination by tax jurisdictions.

In accordance with FIN 48, the Company has assessed its tax positions for all open tax years as of January 1, 2008 and concluded that there were no material FIN 48 uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as provision for income taxes. The Company has not recognized any interest and penalties related to tax uncertainties for the years ended December 31, 2008, 2007 and 2006.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement was effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. The Company’s adoption of SFAS No. 157 as of January 1, 2008 did not have a material impact on its consolidated financial position, results of operations or cash flows. FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS No. 157 to the initial measurement of intangible assets acquired in business combinations during the year ended December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.” The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. This statement was effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. The Company has adopted SFAS No. 159 effective January 1, 2008 and has elected not to measure any of our current eligible financial assets or liabilities at fair value upon adoption. However, the Company does reserve the right to elect to measure future eligible financial assets of liabilities at fair value.

In September 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue 07-6, “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66 When the Agreement Includes a Buy-Sell Clause,” which clarifies that a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sale treatment under Statement 66. EITF 07-6 applies prospectively to new arrangements entered into in fiscal years beginning after December 15, 2007. The adoption of EITF 07-6 as of January 1, 2008 did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” which requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at full fair value. Under SFAS No. 141R, all business combinations will be accounted for by applying the acquisition method. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited and will be applied to business combinations occurring after the effective date. The Company has adopted SFAS No. 141R effective January 1, 2009. The adoption of SFAS No. 141R would materially impact the Company’s future financial results to the extent that the Company acquires significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to the current practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51,” which will require noncontrolling interests (currently referred to as minority interest) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The Statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative period information must be recast to classify noncontrolling interests in equity, attributed net income and other comprehensive income to noncontrolling interests, and provide other disclosures required by SFAS No. 160. The Company has adopted SFAS No. 160 effective January 1, 2009. The adoption of SFAS No. 160 will result in the minority interest currently classified in the “mezzanine” section of the balance sheet to be classified as a component of stockholders’ equity and the disclosure on the statement of operations of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.

On November 13, 2008, the FASB ratified EITF consensus on EITF Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). EITF 08-06 addresses questions about the potential effect of SFAS No. 141R and SFAS No. 160 on equity-method accounting under Accounting Principles Board (“APB”) Opinion 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). EITF 08-06 generally continues existing practices under APB 18 including the use of a cost-accumulation approach to initial measurement of the investment. EITF 08-06 does not require the investor to perform a separate impairment test on the underlying assets of an equity method investment. However, an equity-method investor is required to recognize its proportionate share of impairment charges recognized by the investee, adjusted for basis differences, if any, between the investee’s carrying amount for the impaired assets and the cost allocated to such assets by the investor. The investor is also required to perform an overall other-than-temporary impairment test of its investment in accordance with APB 18. EITF 08-06 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years and shall be applied prospectively. The Company is currently evaluating the impact of adopting this pronouncement on its consolidated financial position, results of operations and cash flows.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46R-8”). This FSP includes disclosure objectives and requires public entities to provide additional year-end and interim disclosures about transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable-interest entity or qualifying special purpose entity. FSP FAS 140-4 and FIN 46R-8 is effective for the first interim period or fiscal year ending after December 15, 2008. The Company does not believe that the adoption of FSP FAS 140-4 and FIN 46R-8 will have an impact on the Company’s financial statements as the Company does not have significant variable interests.

Results of Operations

Our operating results are primarily comprised of income derived from our portfolio of properties.

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of properties, the financial impact of the downturn of the credit markets.

We commenced operations with the acquisition of 801 Fiber Optic Drive on November 2, 2005. In addition, we reached the minimum offering for our Initial Offering of at least $1,000,000 in shares on December 2, 2005.

During the year ended December 31, 2006, we acquired interests in Champion Farms Apartments and Fieldstone Apartments for an aggregate investment of $8,809,210. During the year ended December 31, 2007, we acquired interests in Pinehurst Apartment Homes and Pheasant Run Apartments for an aggregate investment of $5,053,378. During the year ended December 31, 2008, we acquired interests in the Retreat Apartments, Hilltop Apartments, Conifer Crossing and Two and Five Governor Park as well as an additional interest in Fieldstone Apartments for an aggregate investment of $12,025,000. As discussed below, increases in operating revenues and expenses are primarily attributable to real estate acquisitions after we commenced operations in December 2005, in addition to the operation of existing properties for the full period.

Our results of operations are not indicative of what we expect our results of operations will be in future periods as we expect that our operating revenues and expenses will continue to increase as a result of as a result of our investments in real property acquired in 2008 and future acquisitions of real property and real estate related investments.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Rental income for the fiscal year ended December 31, 2008 was $10,564,798, compared with $5,072,207 for the fiscal year ended December 31, 2007. Our rental income for 2008 has increased as compared to 2007 due to our investments in Retreat Apartments in January 2008, Hilltop Apartments in April 2008 and Conifer Crossing in August 2008 and a full year of operations of KC Pheasant and KC Pinehurst in which we invested in 2007. We expect rental income to continue to increase in future periods, as compared to historical periods, as a result of our investments in real properties made in 2008 and future real property investments and real estate related investments.

Other income for the year ended December 31, 2008 was $921,225 compared to $416,793 for the year ended December 31, 2007. Other income consists of various tenant-related charges and is recognized as revenue in the period in which the applicable charge is incurred. The increase in other income for year ended December 31, 2008 is attributable to our acquisitions in 2008.

Property operating expenses for the year ended December 31, 2008 were $ 4,332,542 compared to $1,732,394 for the year ended December 31, 2007. The increase in property operating expenses is attributable to our acquisitions in 2008. We expect property operating expenses to continue to increase in future periods, as compared to historical periods, as a result of our investments in real properties acquired in 2008 and future real property investments and real estate related investments.

Real property taxes were $878,813 for the year ended December 31, 2008 compared to $419,129 for the year ended December 31, 2007. The increase in real estate taxes in 2008 is a result of our investments in 2008.

General and administrative expenses were $1,873,251 for the year ended December 31, 2008 compared to $1,036,478 for the year ended December 31, 2007. The increase in general and administrative expenses related primarily to accounting fees, asset management fees, independent director fees, director’s and officer’s liability insurance and legal fees. The amount of general and administrative expenses we were permitted to accrue and pay under the 2%/25% Rule, discussed below under “Related Party Transactions,” increased during the year ended December 31, 2008 due to the fact that our average invested assets increased as a result of our investments in 2008. We expect this trend to continue as we make additional investments.

Interest expense, including amortization of deferred financing costs, was $4,430,622 for the year ended December 31, 2008 and $2,357,226 for the year ended December 31, 2007. The increase in interest expense was primarily related to mortgage notes payable and indebtedness incurred in connection with our investments in 2008 and certain financing costs that we incurred in connection with such indebtedness.

Depreciation and amortization expense was $2,764,030 for the year ended December 31, 2008 compared to $1,678,196 for the year ended December 31, 2007. The increase in depreciation and amortization expense in 2008 is a result of our investments in 2008.

Net loss allocated to minority interest increased from $242,673 for the year ended December 31, 2008 compared to $219,437 for the year ended December 31, 2007 due to our investments in Pinehurst Apartment Homes and Pheasant Run Apartments in September 2007, KC Retreat in January 2008, Hilltop Apartments in April 2008, Conifer Crossing in August 2008 and Two and Five Governor Park in December 2008 and investments by the other partners in these joint ventures.

We had a net loss of $2,358,550 for the year ended December 31, 2008, primarily related to the increase in property operating expenses, general and administrative expenses, interest expense, including amortization of deferred financing costs and deprecation and amortization expense partially offset by the increase in total revenues. We had a net loss of $1,324,468 for the year ended December 31, 2007.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

Rental income for the fiscal year ended December 31, 2007 was $5,072,207, compared with $1,417,679 for the fiscal year ended December 31, 2006. Our rental income for 2007 has increased as compared to 2006 due to our investment activities. We made an investment in Champion Farms in June 2006 and an investment in Fieldstone in December 2006. Rental income for 2007 reflects a full year of ownership for these two investments versus a partial year for 2006. Additionally, we began to record rental income from Pinehurst and Pheasant Run both of which we added in 2007.

Other income for the year ended December 31, 2007 was $416,793 compared to $92,999 for the year ended December 31, 2006. Other income consists of various tenant-related charges and is recognized as revenue in the period in which the applicable charge is incurred. The increase in other income for year ended December 31, 2007 is attributable to our investments in Champion Farms Apartments in June 2006, Fieldstone Apartments in December 2006 and Pinehurst Apartment Homes and Pheasant Run Apartments in September 2007.

Property operating expenses for the year ended December 31, 2007 were $1,732,394 compared to $492,297 for the year ended December 31, 2006. The increase in property operating expenses related primarily to the full year of operating expenses incurred for Champion Farms and Fieldstone Apartments during 2007, as compared to partial year periods recorded for 2006 when these two investments were made. Additionally, operating expenses in 2007 included partial year expenses for Pinehurst and Pheasant Run, which we added in September 2007.

Real estate taxes were $419,129 for the year ended December 31, 2007 compared to $78,391 for the year ended December 31, 2006. The increase in real estate taxes in 2007 is a result of our investment in Champion Farms Apartments in June 2006, Fieldstone Apartments in December 2006 and Pinehurst Apartment Homes and Pheasant Run Apartments in September 2007.

General and administrative expenses were $1,036,478 for the year ended December 31, 2007 compared to $386,249 for the year ended December 31, 2006. The increase in general and administrative expenses related primarily to accounting fees, asset management fees, independent director fees, director’s and officer’s liability insurance and legal fees. The amount of general and administrative expenses we were permitted to accrue and pay under the 2%/25% Rule, discussed below under “Related Party Transactions,” increased during year ended December 31, 2007 due to the fact that our average invested assets increased as a result of our acquisitions in 2007.

Interest expense, including amortization of deferred financing costs, was $2,357,226 for the year ended December 31, 2007 and $812,489 for the year ended December 31, 2006. The increase in interest expense was primarily related to mortgage notes payable and indebtedness incurred in connection with the investment in Champion Farms Apartments in June 2006, Fieldstone Apartments in December 2006 and Pinehurst Apartment Homes and Pheasant Run Apartments in September 2007 and certain financing costs that we incurred in connection with such indebtedness.

Depreciation and amortization expense was $1,678,196 for the year ended December 31, 2007 compared to $616,887 for the year ended December 31, 2006. The increase in depreciation and amortization expense in 2007 is a result of our investment in Champion Farms Apartments in June 2006, Fieldstone Apartments in December 2006 and Pinehurst Apartment Homes and Pheasant Run Apartments in September 2007.

Net loss allocated to minority interest increased from $219,437 for the year ended December 31, 2007 compared to $127,817 for the year ended December 31, 2006 due to our investments in Champion Farms Apartments in June 2006, Fieldstone Apartments in December 2006 and Pinehurst Apartment Homes and Pheasant Run Apartments in September 2007 and the investments by the other partners in these joint ventures.

We had a net loss of $1,324,468 for the year ended December 31, 2007, primarily related to the increase in property operating expenses, general and administrative expenses, interest expense, including amortization of deferred financing costs and deprecation and amortization expense offset by the increase in total revenues. We had a net loss of $652,768 for the year ended December 31, 2006, primarily as a result of incurring overhead related to general and administrative expenses, organization and offering costs, and interest expense without sufficient revenues to cover these costs.

Related Party Transactions

Our board of directors, including our independent directors, has reviewed the material transactions between our affiliates and us since the beginning of 2008 as well as any other such proposed transactions. Set forth below is a description of such transactions and the independent directors’ report on their fairness.

Our Relationship with Paladin Realty Securities, LLC

Paladin Securities is a wholly owned subsidiary of Paladin Advisors and the dealer manager for our offering.

Selling Commissions and Dealer Manager Fees. Pursuant to the terms of the Dealer Manager Agreement for the Initial Offering, we paid Paladin Securities selling commissions of 7.0% of the gross offering proceeds from the sale of shares of our common stock in our primary offering and 4.0% of the gross offering proceeds from the sale of shares of our common stock pursuant to our dividend reinvestment plan. We also paid Paladin Securities a dealer manager fee of up to 2.5% of gross offering proceeds from the sale of shares of our common stock in our primary offering. Pursuant to the terms of the Dealer Manager Agreement for the Follow-On Offering, we pay Paladin Securities selling commissions of 6.0% of the gross offering proceeds from the sale of shares of our common stock in our primary offering and we do not pay any commission from the sale of shares of our common stock pursuant to our distribution reinvestment plan. We also pay Paladin Securities a dealer manager fee of up to 3.5% of gross offering proceeds from the sale of shares of our common stock in our primary offering. Paladin Securities may pay all or a portion of these selling commissions and dealer manager fees to participating broker-dealers. For the year ended December 31, 2008, we paid $943,952 in selling commissions and dealer manager fees to Paladin Securities. For the year ended December 31, 2007, we paid $667,153 in selling commissions and dealer manager fees to Paladin Securities.

Our board of directors, including our independent directors, believes that this arrangement with our dealer manager is fair. The compensation payable to our dealer manager reflects our belief that such selling commissions and dealer manager fees will maximize the likelihood that we will be able to achieve our goal of acquiring a large, diversified portfolio of real property investments and real estate related investments.

Our Relationship with Paladin Advisors

Many of the services to be performed by Paladin Advisors in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions Paladin Advisors performs for us as our advisor, and it is not intended to include all of the services which may be provided to us by Paladin Advisors or by third parties. Under the terms of the Advisory Agreement, Paladin Advisors undertakes to present us investment opportunities consistent with our investment policies and objectives as adopted by our board of directors. In its performance of this undertaking, Paladin Advisors, either directly or indirectly by engaging an affiliate, shall, subject to the authority of the board:

•	find and evaluate investment opportunities consistent with our investment policies and objectives;

•	structure the terms and conditions of transactions pursuant to which acquisitions and dispositions of investments will be made;

•	acquire real property investments and real estate related investments on our behalf in compliance with our investment objectives and policies;

•	arrange for financing and refinancing of properties; and

•	supervise, as asset manager, property management, leasing, development and construction services provided for our investments by third parties.

Paladin Advisors is subject to the oversight of our board of directors. Every transaction we enter into with Paladin Advisors or its affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and Paladin Advisors or any of its affiliates. A majority of the independent directors who are also otherwise disinterested in the transaction must approve each transaction between us and Paladin Advisors or any of its affiliates as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties. Our Advisory Agreement has a one-year term expiring July 18, 2009, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties.

Organization and Offering Costs. Our organization and offering costs are paid by Paladin Advisors or its affiliates, including Paladin Realty, on behalf of us and directly by us. Organization and offering costs consist of actual legal, accounting, printing and other offering expenses, including amounts to reimburse Paladin Advisors, its affiliates or our dealer manager, for all marketing related costs and expenses, including, but not limited to, expenses relating to registering and marketing the shares and other marketing and organization costs, technology costs and expenses attributable to the Offerings, and payment or reimbursement of bona fide due diligence expenses of the dealer manager and broker-dealers participating in the Offerings. Pursuant to the Advisory Agreement, we are obligated to reimburse Paladin Advisors or its affiliates for amounts advanced for organization and offering costs, provided that Paladin Advisors and its affiliates are responsible for the payment of organization and offering costs to the extent they exceed 3.0% of gross proceeds from the Offerings, excluding proceeds from our distribution reinvestment plan, and will be required to return to us any amount we reimburse them in excess of 3.0% of the gross proceeds from the Offerings, excluding proceeds from our distribution reinvestment plan.

We had incurred organization and offering costs of $8,201,213 and $6,200,860 as of December 31, 2008 and 2007, respectively, which includes $6,893,824 and $4,354,293, respectively, paid by Paladin Advisors, as described in Note 6 of the notes to our consolidated financial statements included herewith. Such costs only become a liability to us to the extent they do not exceed 3.0% of the gross proceeds of the Offerings, excluding proceeds from our distribution reinvestment plan. When recorded by us, organization costs are expensed as incurred and offering costs are charged to stockholders’ equity. For the years ended December 31, 2008 and 2007, we have recognized $329,620 and $534,637, respectively, of offering costs which were charged to stockholders’ equity. For the years ended December 31, 2008 and 2007, we recognized no organization costs in the consolidated statements of operations.

As of December 31, 2008, we have recognized a total of $1,111,280 of organization and offering costs. Subject to the 3.0% limitation, the remaining $7,089,933 in organization and offering costs, as of December 31, 2008 will be recognized in future periods as we receive additional proceeds of our offering.

Expense Reimbursement. Pursuant to the Advisory Agreement, Paladin Advisors is entitled to reimbursement of actual expenses incurred for administrative and other services provided to us by Paladin Advisors and its affiliates for which they do not otherwise receive a fee. We will not reimburse Paladin Advisors for operating expenses that in the fiscal year then ended exceeded the greater of (1) 2% of our average invested assets or (2) 25% of our net income (the “2%/25% Rule”), and Paladin Advisors must reimburse us quarterly for any amounts by which our operating expenses exceed the 2%/25% Rule during the Expense Period. Our average invested assets for any period are equal to the average book value of our assets invested in equity interests in, and loans secured by, real estate before reserves for depreciation or bad debts or other similar non-cash reserves computed by taking the average of such values at the end of each month during the period. Our net income for any period, for purposes of the 2%/25% Rule, is equal to our total revenue less total expenses other than additions to reserves for depreciation, bad debts or other similar non-cash reserves for such period. Operating expenses include all expenses incurred by us under GAAP (including the asset management fee), but excluding organization and offering expenses, selling commissions and dealer manager fees, interest payments, taxes, non-cash expenditures such as depreciation, amortization and bad debt reserves, the subordinated disposition fee, acquisition fees and expenses and distributions pursuant to Paladin Advisors’ subordinated participation interest in Paladin OP.

Paladin Advisors must reimburse the excess expenses to us within 60 days after the end of each fiscal quarter unless a majority of the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient. Within 60 days after the end of any Expense Period for which total operating expenses exceed the 2%/25% Rule, we will send our stockholders written disclosure, together with an explanation of the factors the independent directors considered in arriving at the conclusion that the excess expenses were justified. However, at Paladin Advisors’ option, Paladin Advisors or its affiliate, as applicable may defer the reimbursement of expenses and elect to receive such payments, without interest, in any subsequent fiscal year that Paladin Advisors designates.

During the Expense Period ended December 31, 2008, our operating expenses, including expenses incurred on our behalf by Paladin Advisors and its affiliates, did not exceed the 2%/25% Rule. During the Expense Period ended December 31, 2008, $433,927 was paid by Paladin Advisors, and the board of directors (including the independent directors) has approved reimbursing Paladin Advisors for this amount. In the future, to the extent that reimbursement of this amount, together with all operating expenses paid or reimbursed for such future Expense Period, would not result in payment or reimbursement of operating expenses in excess of the 2%/25% Rule in that period. In making this determination, the board of directors (including the independent directors) noted that these were operating expenses necessary for the operation of our business, as we are in our early stages of operations and have limited operations to cover our operating expenses and because such amounts will only be reimbursed in the future to the extent described above. As of December 31, 2008, Paladin Advisors and its affiliates had incurred $1,932,971 in general and administrative expenses on our behalf. For the four consecutive quarters ending December 31, 2008, our general and administrative expenses, which are the equivalent of total operating expenses for purposes of the 2%/25% Rule, represented 2.0% of average invested assets.

During the year ended December 31, 2008, we incurred $982,678 in general and administrative expenses. In accordance with the Advisory Agreement, we recognize as an expense on a quarterly basis amounts not exceeding the 2%/25% Rule. Due to the application of the 2%/25% Rule, we were able to recognize $1,873,251 of general and administrative expenses in our consolidated statements of operations for the year ended December 31, 2008 with the additional amount of $890,573, which was incurred in previous years, recorded as due to affiliate.

Acquisition Fees. Pursuant to the terms of the Advisory Agreement prior to its amendment and restatement effective July 18, 2008, we paid Paladin Advisors acquisition fees consisting of 2.75% of (1) the contract purchase price for a property acquired directly or through a joint venture or (2) with respect to real estate related investments, the appraised value of the underlying property, not to exceed 5.5% of the funds we advance with respect to the investment. As amended, our Advisory Agreement provides for an acquisition fee in an amount equal to 1.5% of (1) the purchase price of a real property investment acquired directly; (2) our allocable cost of a property acquired in a joint venture or (3) with respect to real estate related investments, the funds advanced for such investment. Our allocable cost of a joint venture investment is equal to the product of (i) the amount actually paid or allocated to the purchase, development, construction or improvement of properties by the joint venture, inclusive of expenses related thereto, and the amount of outstanding debt associated with such properties and the joint venture, and (ii) the Fund’s percentage economic interest in the joint venture.

Paladin Advisors was entitled to acquisition fees of $646,914 relating to the acquisition of Retreat Apartments, Hilltop Apartments, Conifer Crossing, Two and Five Governor Park and the additional 18% membership interest in Glenwood, which were paid during the fiscal year ended December 31, 2008. The acquisition fees were capitalized as part of our investment in 801 Fiber Optic Drive, Champion Farms Apartments, Fieldstone Apartments, Pinehurst Apartment Homes, Pheasant Run Apartments, Retreat Apartments, Hilltop Apartments, Conifer Crossing and Two and Five Governor Park.

Asset Management Fees. Pursuant to the terms of the Advisory Agreement prior to its amendment and restatement effective July 18, 2008, an annual asset management fee was payable to Paladin Advisors monthly in an amount equal to one-twelfth of 0.6%

of (1) the contract purchase price of a property acquired directly or through a joint venture or (2) with respect to real estate related investments, the appraised value of the underlying property, not to exceed 1.2% of the funds we advanced with respect to the investment. Paladin Advisors received this fee for supervising the management, leasing, development and construction services provided for our properties by third parties and management of real estate related investments. As amended, the Advisory Agreement provides that we will pay Paladin Advisors on a monthly basis an asset management fee in an amount equal to one-twelfth of 0.6% of (1) the purchase price of a real property investment acquired directly; (2) our allocable cost of a property acquired in a joint venture or (3) with respect to real estate related investments, the funds advanced for such investment. Our allocable cost of a joint venture investment is calculated as set forth above under “Acquisition Fees.” Paladin Advisors may elect, in its sole discretion, to defer (without interest) payment of the asset management fee in any month by providing us written notice of such deferral.

For each of our existing properties from the respective dates of acquisition through the period that we own the properties, our advisor has elected to receive a monthly asset management fee equal to one-twelfth of 0.3% of our allocable cost of the real property acquired in these joint ventures. Our advisor acknowledges that it has waived its right to receive any additional amounts due under the advisory agreement for such properties.

For the years ended December 31, 2008 and 2007, Paladin Advisors was entitled to asset management fees of $256,336 and $141,375, respectively, relating to the management of 801 Fiber Optic Drive, Champion Farms Apartments, Fieldstone Apartments, Pinehurst Apartment Homes and Pheasant Run Apartments. All asset management fees were paid prior to December 31, 2008.

Our board of directors, including our independent directors, considers our relationship with Paladin Advisors during 2008 to be fair. Our board of directors, including our independent directors, evaluated the performance of Paladin Advisors and the compensation paid to Paladin Advisors in connection with its decision to amend and restate the Advisory Agreement on July 18, 2008. Our board of directors, including our independent directors, believes that the amounts payable to Paladin Advisors under the Advisory Agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for Paladin Advisors to provide the desired level of services to us and our stockholders. Our board of directors, including our independent directors, bases its evaluation of Paladin Advisors on factors such as (a) the amount of the fees paid to Paladin Advisors in relation to the size, composition and performance of our portfolio; (b) the success of Paladin Advisors in generating opportunities that meet our investment objectives; (c) rates charged to other REITs and to investors other than REITs by advisors performing the same or similar services; (d) additional revenues realized by Paladin Advisors and its affiliates through their relationship with us, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees; (e) the quality and extent of service and advice furnished by Paladin Advisors; (f) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and (g) the quality of our portfolio relative to the investments generated by Paladin Advisors for its own account.

Trends or Uncertainties

The commercial real estate debt markets have recently been experiencing volatility as a result of certain factors including the failure of large lending institutions, the placement of Fannie Mae and Freddie Mac into the conservatorship of the U.S. government, the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market. This has resulted in lenders decreasing the availability of debt financing as well as increasing the cost of debt financing. As our existing debt is fixed rate debt, our current portfolio will not be materially impacted by the current debt market environment. However, should the reduced availability of debt and/or the increased cost of borrowings continue, either by increases in the index rates or by increases in lender spreads, we will need to consider such factors in the evaluation of future acquisitions. This may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution.

In addition, the state of the debt markets could have an impact on the overall amount of capital investing in real estate which may result in price or value decreases of real estate assets. Although this may benefit us for future acquisitions, it could negatively impact the current value of our existing assets.

Our management is not aware of any other material trends or uncertainties that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of real property and real estate related investments.

Liquidity and Capital Resources

For the year ended December 31, 2008, our sources of funds were:

•	proceeds, net of selling commissions and dealer manager fees, of $8,978,815 from the sale of 994,881 common shares in our Offerings; and

•	net operating income of $6,274,668 from our investments in real estate.

We consider net operating income to be an appropriate supplemental performance measure because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the property, such as depreciation, interest expense, interest income and general and administrative expenses. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate investment community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount. We believe that the line on our consolidated statement of operations entitled “net loss” is the most directly comparable GAAP measure to net operating income. The following table is a reconciliation of net operating income to our reported net loss from continuing operations for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Net Operating Income	$6,274,668	$3,337,477	$939,990
Equity in earnings of real estate joint venture	88,224	83,896	75,226
Interest Income	103,788	106,622	19,824
Depreciation and amortization expenses	(2,764,030)	(1,678,196)	(616,887)
Interest expense	(4,430,622)	(2,357,226)	(812,489)
General and administrative expenses	(1,873,251)	(1,036,478)	(386,249)
Minority interest	242,673	219,437	127,817

Net Loss	$(2,358,550)	$(1,324,468)	$(652,768)

We are dependent upon the net proceeds to be received from our Follow-On Offering to conduct our proposed activities. The capital required to make additional real property investments and real estate related investments will be obtained from the Follow-On Offering and from any indebtedness that we may incur in connection with the acquisition of any real properties and real estate related investments thereafter. We anticipate our sources of funds will continue to consist of the net proceeds from the Follow-On Offering and indebtedness. We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than these sources within the next twelve months.

Net cash provided by operating activities for the year ended December 31, 2008 was $1,324,628 compared to $225,381 for the year ended December 31, 2007 and $391,288 for the year ended December 31, 2006. The increase in 2008 from 2007 relates to our acquisitions in 2008 and a full year of activity for our acquisitions completed in 2007. The decrease in 2007 from 2006 was due to the fact that our net cash provided by operating activities in 2007 decreased because of additional expenses incurred in connection with ramp-up costs.

Net cash used in investing activities for the year ended December 31, 2008 was $70,568,788, which included $67,145,384 relating to the purchase of real estate and improvements, an increase in restricted cash of $3,475,780 partially offset by distributions from real estate joint venture in excess of equity in earnings of $52,376. Net cash used in investing activities for the year ended December 31, 2007 was $12,257,593, which included $11,581,949 relating to the purchase of real estate and improvements, payment of $578,498 of acquisition fees paid to Paladin Advisors and an increase in restricted cash of $179,750 offset by distributions from real estate joint venture in excess of equity in earnings of $82,604. Net cash used in investing activities for the year ended December 31, 2006 was $24,650,252, which included $24,699,123 relating to the purchase of real estate and improvements and $40,794 in investment in real estate joint venture offset by distributions from real estate joint venture in excess of equity in earnings of $89,665.

Net cash provided by financing activities was $67,158,729 for the year ended December 31, 2008 primarily related to $50,667,612 of borrowings from mortgage lenders, $9,992,767 in proceeds from the issuance of common shares in our Follow-On Offering, $868,977 decrease in due from affiliates and $8,826,659 of contributions from minority interests partially offset primarily by $67,429 of payments on mortgage payable, $943,952 of selling commissions and dealer manager fees, $522,935 of deferred loan costs, $329,620 of offering costs, $753,653 of distributions paid, $259,991 of treasury shares purchased and $249,706 of distributions to minority interest. Net cash provided by financing activities was $15,286,918 for the year ended December 31, 2007 related to $6,250,000 of borrowings from mortgage lenders, $17,106,137 in proceeds from the issuance of common shares in our Initial Offering, an increase in unaccepted subscription of common stock of $188,210 and $129,574 of contributions from minority interests offset primarily by $3,800,000 of payments on note payable to affiliate, $1,604,634 of selling commissions and dealer manager fees, $94,833 of deferred loan costs, $534,637 of offering costs, $1,217,400 increase in due from affiliates, $343,022 of dividends paid, $16,638 of payments on mortgages payable, increase in restricted cash of $738,210, $23,593 of treasury shares purchased and $14,036 of distributions to minority interest. Net cash provided by financing activities was $25,164,064 for the year ended December 31, 2006 primarily related to $16,350,000 of borrowings from mortgage lenders and net borrowings of $6,200,000 from notes payable to affiliate relating to the Champion Farms Apartments and Fieldstone Apartments acquisition and $6,257,084 in proceeds from the issuance of common shares in our offering offset primarily by $2,400,000 of payments on notes payable to affiliate, $595,579 of selling commissions and dealer manager fees, $470,500 of deferred loan costs, $95,000 of offering costs, $71,981 of distributions paid and $9,960 of distributions to minority interest.

Mortgages Payable

We have mortgage loans in an aggregate amount of $98,729,308 outstanding, consisting of (1) $16,350,000 incurred in connection with the acquisition of our interest in Champion Farms Apartments, (2) $16,500,000 incurred in connection with the acquisition of our interest in Fieldstone Apartments, (3) $4,711,696 incurred in connection with the acquisition of our interest in Pinehurst Apartment Homes, (4) $6,250,000 incurred in connection with the acquisition of our interest in Pheasant Run Apartments, (5) $13,600,000 incurred in connection with the acquisition of our interest in Retreat Apartments, (6) $4,250,000 incurred in connection with the acquisition of our interest in Hilltop apartments, (7) $28,700,000 incurred in connection with the acquisition of our interest in Conifer Crossing and (8) $8,367,612 incurred in connection with the acquisition of our interest in Two and Five Governor Park. All of these loans, except for the loan incurred in connection with the acquisition of our interest in Pinehurst Apartment Homes, are interest only and the earliest debt maturity is in December 2010. These mortgage notes payable are described in detail in Note 4 to our consolidated financial statements included herein.

Leverage Policy

Our charter provides that our independent directors must approve any borrowing in excess of 300% of the value of our net assets and the justification for such excess borrowing must be disclosed to our stockholders in our next quarterly report. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the aggregate cost of our assets before non-cash reserves and depreciation. As of December 31, 2008, our leverage did not exceed 300% of the value of our net assets.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2008:

Mortgages Payable	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Principal	$98,729,308	$72,115	$8,720,956	$1,465,411	$88,470,826
Interest	$40,173,806	$6,032,303	$11,465,284	$10,798,702	$11,877,517

Total	$138,903,114	$6,104,418	$20,186,240	$12,264,113	$100,348,343

Distributions

We paid $1,878,155 in distributions in the fiscal year ended December 31, 2008. Our board of directors has declared distributions for the periods listed below to stockholders of record as of the close of business each day during the applicable period and made on the dates listed below.

Of the $1,878,155 distributions, $753,653 was paid in cash and $1,124,502 was paid through the distribution reinvestment plan in the form of additional shares issued.

Month	Annualized Rate Declared(1)	Date Paid	Total Distribution
December 1, 2007 to December 31, 2007	6.0%	January 15, 2008	$130,354
January 1, 2008 to January 31, 2008	6.0%	February 15, 2008	$134,933
February 1, 2008 to February 29, 2008	6.0%	March 17, 2008	$131,386
March 1, 2008 to March 31, 2008	6.0%	April 15, 2008	$145,938
April 1, 2008 to April 30, 2008	6.0%	May 15, 2008	$148,235
May 1, 2008 to May 31, 2008	6.0%	June 16, 2008	$158,010
June 1, 2008 to June 30, 2008	6.0%	July 15, 2008	$158,654
July 1, 2008 to July 31, 2008	6.0%	August 15, 2008	$168,738
August 1, 2008 to August 31, 2008	6.0%	September 15, 2008	$172,624
September 1, 2008 to September 30, 2008	6.0%	October 15, 2008	$171,865
October 1, 2008 to October 31, 2008	6.0%	November 17, 2008	$180,208
November 1, 2008 to November 30, 2008 (2)	6.0%	December 15, 2008	$177,219

(1)	Distributions were declared in the amount of $0.0016438 per share per day, representing an annualized rate of return of 6.0% on an investment of $10.00 per share if paid each day over a 365-day period.
(2)	On November 25, 2008, our board of directors declared dividends for the month of December 2008 that totaled approximately $186,000 when paid on January 15, 2009. On December 23, 2008, our board of directors declared dividends for the month of January 2009 that totaled approximately $189,000 when paid on February 17, 2009. On January 27, 2009, our board of directors declared dividends for the month of February 2009 that will total approximately $176,000 when paid on March 16, 2009. On February 24, 2009, our board of directors declared dividends for the month of March 2009 that will total approximately $199,000 when paid on April 15, 2009.

Each of our nine real estate investments is structured as a joint venture with an unaffiliated third-party. As required under GAAP, our financial statements present the operations of 801 Fiber Optic Drive on an unconsolidated basis, and the operations of Champion Farms Apartments, Fieldstone Apartments, Pinehurst Apartment Homes, Pheasant Run Apartments, the Retreat Apartments, the Hilltop Apartments, Conifer Crossing and Two and Five Governor Park on a consolidated basis. Consolidation requires us to reflect 100% of the income and expenses of property operations with a partial offset to account for the minority interest held by our joint venture partner. As structured as of December 31, 2008, our investment in Champion Farms Apartments represented a 70% ownership interest, our investment in Fieldstone Apartments an 83% ownership interest, our investment in Pinehurst Apartment Homes a 97.5% ownership interest, our investment in Pheasant Run Apartment a 97.5% ownership interest, a 97.5% ownership interest in the Retreat Apartments, a 49.0% ownership interest in Hilltop Apartments, a 42.5% ownership interest in Conifer Crossing and a 47.65% interest in Two and Five Governor Park. However, by the terms of the joint ventures for Champion Farms and Fieldstone Apartments we are entitled to 100% of available cash flow from each property as a priority distribution until we receive at least an 8.25% return on our invested capital. By the terms of the joint ventures for Pinehurst Apartment Homes and Pheasant Run Apartments, we are entitled to 100% of available cash flow from each property as a priority distribution until we receive at least a 9.0% return on our invested capital. By the terms of the joint ventures for the Retreat Apartment and Hilltop Apartments, we are entitled to 100% of available cash flow from each property as a priority distribution until we receive at least a 12.0% return on our invested capital. By the terms of the joint venture for Conifer Crossing, we are entitled to 100% of available cash flow from each property as a priority distribution until we receive at least an 8.5% return on our invested capital. By the terms of the joint venture for Two and Five Governor Park, we are entitled to 100% of available cash flow from each property as a priority distribution until we receive at least an 9.0% return on our invested capital.

The following chart compares cash distributions received from the Company’s investments in 801 Fiber Optic Drive, Champion Farms Apartments, Fieldstone Apartments, Pinehurst Apartment Homes, Pheasant Run Apartments, the Retreat Apartments, Hilltop Apartments, Conifer Crossing and Two and Five Governor Park during the year ended December 31, 2008 and the year ended December 31, 2007 with distributions paid during the same period.

	801 Fiber Optic	Champion Farms Apartments	Fieldstone Apartments	Pinehurst Apartment Homes	Pheasant Run Apartments	Retreat Apartments (1)	Hilltop Apartments (2)	Conifer Crossing (3)	Two and Five Governor Park (4)	Total
Summary of Cash Distributions from Investments:
Year ended December 31, 2007	$166,500	$378,129	$303,932	$63,768	$62,054	—	—	—	—	$974,383
Year ended December 31, 2008	$140,600	$428,129	$397,865	$217,020	$237,792	$301,866	$92,050	$138,125	—	$1,953,447
Summary of Distributions Paid
Year ended December 31, 2007										$969,937
Year Ended December 31, 2008										$1,878,155

(1)	We acquired our interest in the Retreat Apartments on January 14, 2008.
(2)	We acquired our interest in Hilltop Apartments on April 7, 2008.
(3)	We acquired our interest in Conifer Crossing on August 5, 2008.
(4)	We acquired our interest in Two and Five Governor Park on December 19, 2008.

Of the $1,878,155 distributions noted above for 2008, $753,653 was paid in cash and $1,124,502 was paid through the distribution reinvestment plan in the form of additional shares issued. Of the $969,937 distributions noted above for the year ended December 31,2007, $343,022 was paid in cash and $626,915 was paid through the distribution reinvestment plan in the form of additional shares issued.

As shown in the previous tables, cash distributions from our investments have exceeded the distributions paid for the years ended December 31, 2008 and 2007. In addition, for the year ended December 31, 2008, cash flow from operations was $1,324,628, which was more than the amount of distributions paid in cash. For the year ended December 31, 2007, cash flow from operations was $225,381, which was less than the amount of distributions paid in cash. Paladin Advisors has paid expenses on our behalf and Paladin Advisors has deferred the reimbursement of a portion of these expense payments and from time to time has deferred certain other fees owed to it. We are dependent on Paladin Advisors to support our financial position currently because of our small size. As we continue to grow by selling shares in our Follow-On Offering and by making additional investments, we expect to be able to finance our operations without advances from and deferrals of fees otherwise payable to Paladin Advisors.

For the year ended December 31, 2008, Paladin Advisors and its affiliates had incurred on our behalf $433,928 in general and administrative expenses. Pursuant to the terms of the Advisory Agreement, Paladin Advisors has deferred (without interest) repayment of these expenses. The payment of these obligations may impact our ability to pay future distributions. Paladin Advisors is not obligated to either pay expenses on our behalf or defer reimbursements of such expense payments or fees in future periods. If Paladin Advisors were to cease paying expenses on our behalf or deferring reimbursement of expenses or fees, our ability to pay distributions to our stockholders could be adversely affected, and we may be unable to pay distributions to our stockholders, or such distributions could decrease significantly. Additionally, if Paladin Advisors continues to pay expenses on our behalf and/or defer reimbursement of expense payments or fees, the ultimate repayment of these obligations could adversely impact on our ability to pay distributions in future periods as well as potentially adversely impact the value of an investment in the Company.

The amount of distributions to be distributed to our stockholders in the future will be determined by our board of directors and are dependent on a number of factors, including funds available for payment of distributions (including whether Paladin Advisors continues to pay expenses and/or defer reimbursement of expense payments or fees), our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code, any limitations imposed by the terms of indebtedness we may incur and other factors.

Our Performance—Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investments Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as us. FFO is not equivalent to our net income or loss as defined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

The historical accounting convention used for real estate requires a straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

The following is the calculation of FFO for the years ended December 31, 2008, 2007 and 2006, respectively.

	December 31, 2008	December 31, 2007	December 31, 2006
Net loss attributable to common shares	$(2,358,550)	$(1,324,468)	$(652,768)
Add:
Depreciation and amortization—consolidated entities	2,764,030	1,678,196	616,887
Depreciation and amortization—unconsolidated entities	68,660	68,660	69,181
Less:
Depreciation and amortization of minority interests	(600,305)	(521,479)	(197,615)

FFO	$(126,165)	$(99,091)	$(164,315)
FFO per share-basic and diluted	$(0.04)	$(0.06)	$(0.36)
Weighted average number of shares outstanding—basic and diluted	3,219,095	1,758,564	458,658

Off-Balance Sheet Arrangements

As of December 31, 2008 and 2007, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Experts

The “Experts” section of the prospectus is hereby amended by adding the following:

The consolidated balance sheets of Paladin Realty Income Properties, Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Paladin Realty Income Properties, Inc.:

We have audited the accompanying consolidated balance sheets of Paladin Realty Income Properties, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paladin Realty Income Properties, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey

March 27, 2009

PALADIN REALTY INCOME PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and 2007

	2008	2007
ASSETS
Real Estate:
Building and improvements	$98,923,969	$49,726,454
Land	27,320,704	6,131,578
Furniture, fixtures and equipment	3,446,784	1,136,256
In-place leases	1,099,508	1,069,508
Tenant Improvements	17,888	—

	130,808,853	58,063,796
Less: Accumulated depreciation and amortization	(5,062,339)	(2,300,170)

Total real estate, net	125,746,514	55,763,626
Investment in real estate joint venture	1,613,889	1,666,265
Cash and cash equivalents	2,145,506	4,230,937
Restricted Cash	5,024,035	1,328,202
Prepaid insurance and other assets, net	2,023,517	947,961
Due from affiliates	—	926,416

TOTAL ASSETS	$136,553,461	$64,863,407

LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgages payable	$98,729,308	$43,879,125
Due to affiliates	832,954	—
Unaccepted subscriptions for common shares	184,500	210,210
Accrued expenses and other liabilities	3,112,268	907,333
Distributions payable	376,626	263,426

Total liabilities	103,235,656	45,260,094

Minority interest	8,770,767	256,902

Stockholders’ equity:
Preferred shares, $0.01 par value, 100,000,000 shares authorized; none Issued or outstanding	—	—
Common shares, $0.01 par value, 750,000,000 shares authorized; 3,718,144 shares and 2,608,023 shares issued, respectively	37,181	26,080
Additional paid-in-capital	32,663,242	22,863,824
Treasury shares, at cost - 30,488 shares and 2,537 shares, respectively	(283,584)	(23,593)
Accumulated deficit and distributions	(7,869,801)	(3,519,900)

Total stockholders’ equity	24,547,038	19,346,411

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$136,553,461	$64,863,407

See notes to consolidated financial statements

PALADIN REALTY INCOME PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revenues
Rental Income	$10,564,798	$5,072,207	$1,417,679
Other Income	921,225	416,793	92,999
Interest Income	103,788	106,622	19,824

Total Revenues	11,589,811	5,595,622	1,530,502

Expenses
Property operating	4,332,542	1,732,394	492,297
Real property taxes	878,813	419,129	78,391
General and administrative	1,873,251	1,036,478	386,249
Interest expense, including amortization of deferred loan costs	4,430,622	2,357,226	812,489
Depreciation and amortization	2,764,030	1,678,196	616,887

Total Expenses	14,279,258	7,223,423	2,386,313

Loss before equity in earnings and minority interest	(2,689,447)	(1,627,801)	(855,811)

Equity in earnings from real estate joint venture	88,224	83,896	75,226
Minority interest	242,673	219,437	127,817

Net Loss	$(2,358,550)	$(1,324,468)	$(652,768)

Net Loss per common share
Basic	$(0.73)	$(0.75)	$(1.42)

Diluted	$(0.73)	$(0.75)	$(1.42)

Weighted average number of common shares outstanding
Basic	3,219,095	1,758,564	458,658

Diluted	3,219,095	1,758,564	458,658

See notes to consolidated financial statements

PALADIN REALTY INCOME PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2008, 2007 and 2006

	Common Shares		Treasury Shares
	Common Shares	Amount	Treasury Shares	Amount	Additional Paid-in Capital	Accumulated Deficit and Distributions	Total Stockholders’ Equity
BALANCE, December 31, 2005	173,527	$1,735	—	$—	$1,566,911	$(79,180)	$1,489,466

Issuance of common shares	626,707	6,274	—	—	6,250,810	—	6,257,084
Selling commissions and dealer manager fees	—	—	—	—	(595,579)	—	(595,579)
Offering Costs	—	—	—	—	(192,986)	—	(192,986)
Issuance of common shares to directors	12,000	120	—	—	(120)	—	—
Share-based compensation expense	—	—	—	—	43,178	—	43,178
Distributions declared	—	—	—	—	—	(312,878)	(312,878)
Shares issued pursuant to distribution reinvestment plan	18,311	176	—	—	175,604	—	175,780
Net loss	—	—	—	—	—	(652,768)	(652,768)

BALANCE, December 31, 2006	830,545	8,305	—	—	7,247,818	(1,044,826)	6,211,297

Issuance of common shares	1,714,525	17,148	—	—	17,088,989	—	17,106,137
Treasury shares purchased	—	—	2,537	(23,593)	—	—	(23,593)
Selling commissions and dealer manager fees	—	—	—	—	(1,604,634)	—	(1,604,634)
Offering Costs	—	—	—	—	(534,637)	—	(534,637)
Share-based compensation expense	—	—	—	—	40,000	—	40,000
Distributions declared	—	—	—	—	—	(1,150,606)	(1,150,606)
Shares issued pursuant to distribution reinvestment plan	62,953	627	—	—	626,288	—	626,915
Net loss	—	—	—	—	—	(1,324,468)	(1,324,468)

BALANCE, December 31, 2007	2,608,023	26,080	2,537	(23,593)	22,863,824	(3,519,900)	19,346,411

Issuance of common shares	994,881	9,949	—	—	9,912,818	—	9,922,767
Treasury shares purchased	—	—	27,951	(259,991)	—	—	(259,991)
Selling commissions and dealer manager fees	—	—	—	—	(943,952)	—	(943,952)
Offering costs	—	—	—	—	(329,620)	—	(329,620)
Share-based Compensation expense	—	—	—	—	36,822	—	36,822
Distributions declared	—	—	—	—	—	(1,991,351)	(1,991,351)
Shares issued pursuant to distribution reinvestment plan	115,240	1,152	—	—	1,123,350	—	1,124,502
Net loss	—	—	—	—	—	(2,358,550)	(2,358,550)

BALANCE, December 31, 2008	3,718,144	$37,181	30,488	$(283,584)	$32,663,242	$(7,869,801)	$24,547,038

See notes to consolidated financial statements

PALADIN REALTY INCOME PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,358,550)	$(1,324,468)	$(652,768)
Adjustments to reconcile net loss to net cash provided by operating activities
Equity in earnings from real estate joint venture	(88,224)	(83,896)	(75,226)
Distributions from real estate joint venture	88,224	83,896	75,226
Depreciation and amortization expense	2,764,030	1,678,196	616,887
Amortization of deferred loan costs	77,995	83,664	20,606
Amortization of deferred compensation	36,822	40,000	43,178
Minority interest	(242,673)	(219,437)	(127,817)
Changes in operating assets and liabilities:
Increase in restricted cash	(245,763)	(98,445)	(289,797)
Increase in prepaid insurance and other assets	(147,871)	(68,815)	(93,007)
Increase in due to affiliates	890,393	15,727	90.117
Increase in accrued expenses and other liabilities	550,245	118,959	783,889

Net cash provided by operating activities	1,324,628	225,381	391,288

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for real estate and improvements	(67,145,384)	(11,581,949)	(24,699,123)
Increase in restricted cash	(3,475,780)	(179,750)	—
Decrease in due to affiliates	—	(578,498)	—
Investment in real estate joint venture	—	—	(40,794)
Distributions from real estate joint venture in excess of equity in earnings	52,376	82,604	89,665

Net cash used in investing activities	(70,568,788)	(12,257,593)	(24,650,252)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from mortgages payable	50,667,612	6,250,000	16,350,000
Payments on mortgage payable	(67,429)	(16,638)	—
Borrowings from notes payable to affiliate	—	—	6,200,000
Payments on notes payable to affiliate	—	(3,800,000)	(2,400,000)
Deferred loan costs	(522,935)	(94,833)	(470,500)
Decrease (increase) in restricted cash	25,710	(738,210)	28,000
Proceeds from issuance of common shares	9,922,767	17,106,137	6,257,084
Treasury shares purchased	(259,991)	(23,593)	—
(Decrease) increase in unaccepted subscriptions for common stock	(25,710)	188,210	(28,000)
Selling commissions and dealer manager fees	(943,952)	(1,604,634)	(595,579)
Offering costs	(329,620)	(534,637)	(95,000)
Decrease (increase) in due from affiliates	868,977	(1,217,400)	—
Distributions paid	(753,653)	(343,022)	(71,981)
Contributions from minority interest	8,826,659	129,574	—
Distributions to minority interest	(249,706)	(14,036)	(9,960)

Net cash provided by financing activities	67,158,729	15,286,918	25,164,064

Net (decrease) increase in cash and cash equivalents	(2,085,431)	3,254,706	905,100
Cash and cash equivalents - beginning of year	4,230,937	976,231	71,131

Cash and cash equivalents - end of year	$2,145,506	$4,230,937	$976,231

Supplemental disclosure of non-cash investing and financing activities
Mortgage loan assumed in connection with purchase of real estate	$4,250,000	$4,795,763	$16,500,000
Acquisition fees due to affiliate	$—	$—	$484,506
Offering costs due to affiliate	$—	$—	$97,986
Expenditures for real estate and improvements accrued but unpaid	$1,654,690	$—	$—
Distributions payable	$376,626	$263,426	$82,756
Common stockholders distributions reinvested in accordance with Distribution Reinvestment Plan	$1,124,502	$626,915	$175,780
Issuance of common stock for compensation plan	$—	$—	$120,000
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$4,119,045	$2,245,569	$592,483

See notes to consolidated financial statements

Paladin Realty Income Properties, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

1. Organization

Paladin Realty Income Properties, Inc., a Maryland corporation (“Paladin REIT” or the “Company”), was formed on October 31, 2003 to invest in a diversified portfolio of high quality investments, including investments in real properties and real estate related investments, focusing primarily on investments that produce current income. Paladin REIT owns interests in nine joint ventures that own ten income-producing properties as of December 31, 2008, consisting of 801 Fiber Optic Drive, a 56,336 square foot distribution facility built in 2001 that is 100% leased to FedEx Ground Package System, Inc., a subsidiary of FedEx Corporation; Champion Farms Apartments, a 264-unit luxury multifamily rental community built in 2000; Fieldstone Apartments, a 266-unit multifamily rental community property built in 2001; Pinehurst Apartment Homes, a 146-unit multifamily rental community built in two phases in 1986 and 1988; Pheasant Run Apartments, a 160-unit multifamily rental community built in 1985; Retreat Apartments, a 342-unit multifamily rental community built in 1984; Hilltop Apartments, a 124-unit multifamily rental community built in 1986; Conifer Crossing, a 420-unit multifamily rental community built in 1981; and Two and Five Governor Park, which includes a two-story Class B office building with 22,470 rentable square feet and a three-story Class B+ office building with 53,048 rentable square feet. Paladin REIT intends to invest in a variety of real estate product types, including apartments, office buildings, industrial buildings, shopping centers and hotels. Paladin REIT may also make real estate related investments, which include loans on real property such as first mortgage loans and mezzanine loans. Paladin REIT elected to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2006. Subject to certain restrictions and limitations, the business of Paladin REIT is managed by Paladin Realty Advisors, LLC (“Paladin Advisors”), an affiliate of Paladin REIT, pursuant to an amended and restated advisory agreement, dated as of July 18, 2008 (the “Advisory Agreement”). Paladin Advisors supervises and manages the day-to-day operations of Paladin REIT and selects the real property investments and real estate related investments it makes, subject to oversight by the board of directors of Paladin REIT. Paladin Advisors also provides marketing, sales and client services on behalf of Paladin REIT.

On February 23, 2005, Paladin REIT’s initial public offering (the “Initial Offering”) was declared effective and Paladin REIT commenced its offering efforts. The Initial Offering terminated on July 28, 2008 in connection with the commencement of Paladin REIT’s follow-on offering (the “Follow-On Offering” and collectively with the Initial Offering, the “Offerings”) on July 28, 2008. As of December 31, 2008 Paladin REIT had received proceeds of $36,917,400 for 3,705,644 shares in the Offerings.

Paladin REIT owns its assets and conducts its operations through Paladin Realty Income Properties, L.P., its operating partnership (“Paladin OP”). As of December 31, 2008 and 2007, Paladin Advisors held a 0.5% and 0.8% limited partnership interest, respectively, and Paladin REIT held a 99.5% and 99.2% general partnership interest, respectively, in Paladin OP. Management expects Paladin REIT’s ownership percentage in Paladin OP to continue to increase as Paladin REIT invests net proceeds from the Offerings in Paladin OP.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Paladin REIT and its wholly-owned and controlled entities (collectively, the “Company”). In accordance with the Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN 46R”), the Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary as defined. When the Company does not have a controlling interest in an entity but exerts a significant influence over the entity, the Company applies the equity method of accounting. All intercompany balances and transactions have been eliminated in consolidation.

Real Estate and Depreciation

Real estate is stated at cost, less accumulated depreciation. The Company allocates the cost of newly acquired properties between net tangible and identifiable intangible assets. The primary intangible asset associated with an apartment or office building property acquisition is the value of the existing lease agreements. When allocating cost to an acquired property, the Company allocates costs to the estimated value of the land, building and fixtures assuming the property is vacant and to the estimated intangible value of the existing lease agreements. The Company estimates the intangible value of the lease agreements by determining the lost revenue associated with a hypothetical lease-up. The Company depreciates the buildings and fixtures based on the expected useful life of the asset, which ranges from 27 to 45 years for the buildings and improvements and from five to seven years for furniture, fixtures and equipment. The intangible value of the lease agreements is amortized over the average remaining life of the existing leases, which ranges from three to 24 months. This amortization is included in depreciation and amortization expense on the accompanying consolidated statements of operations. Improvements and betterments are capitalized when they extend the useful life of the asset. Expenditures for repairs and maintenance are expensed as incurred.

The Company reviews long-lived assets and related identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. When such events or changes in circumstances occur, recoverability of the asset to be held and used is measured by a comparison of the carrying amount of the asset to future cash flows, undiscounted and without interest, expected to be generated by the asset. If the sum of the expected future cash flows (undiscounted and without interest) is less than the Company’s carrying amount for the asset, an impairment loss is recognized based upon the asset’s fair value.

Investments

The Company follows the provisions of FIN 46R and the Company is required to evaluate whether it has a controlling financial interest in an entity through means other than voting rights. If the Company determines that the joint venture is a “variable interest entity” (“VIE”) and that the Company is the “primary beneficiary” as defined in FIN 46R, it will account for such investment as if it were a consolidated subsidiary. For a joint venture investment which is not a VIE, the Company considers other relevant accounting literature including Accounting Principles Board Opinion 18— “The Equity Method of Accounting for Investments in Common Stock,” Statement of Position (“SOP”) 78-9— “Accounting for Investments in Real Estate Ventures,” and Emerging Issues Task Force Issue (“EITF”) 04-5 — “Determining whether a General Partner or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” to determine the method of accounting for each of the partially-owned entities. In accordance with the above pronouncements, the Company determines whether it should consolidate the entity or account for it on the equity method or cost method. Factors considered in determining whether or not the Company exercises control include substantive participating rights of partners on significant business decisions, including dispositions and acquisitions of assets, financing and operating and capital budgets, board and management representatives and authority and other contractual rights of the Company’s partners. To the extent that the Company is deemed to control these entities, these entities will be consolidated.

As of December 31, 2008, Paladin OP held a 70% ownership interest in Springhurst Housing Partners, LLC (“Springhurst”), an 83% ownership interest in Glenwood Housing Partners I, LLC (“Glenwood”), a 97.5% ownership interest in KC Pinehurst Associates, LLC (“KC Pinehurst”), a 97.5% ownership interest in KC Pheasant Associates, LLC (“KC Pheasant”), a 97.5% interest in KC Retreat Associates, LLC (“KC Retreat”), a 49% interest in Park Hill Partners I, LLC (“Park Hill Partners”), a 42.5% ownership interest in FPA/PRIP Conifer, LLC (“FPA/PRIP Conifer”), a 47.65% ownership interest in FPA/PRIP Governor Park, LLC (“FPA/PRIP Governor Park”) and a 74% ownership interest in PRIP 801, LLC, as described in Note 3. Paladin REIT has determined that Paladin OP and the entities in which it has invested are not VIEs. Paladin REIT consolidates Paladin OP, Springhurst, Glenwood, KC Pinehurst, KC Pheasant, and KC Retreat, as it is the majority owner and exercises control over all significant decisions. Paladin REIT also consolidates Park Hill Partners, FPA/PRIP Conifer and FPA/PRIP Governor Park because it holds a significant ownership interest and exercises control over all significant decisions. Paladin REIT accounts for its investment in PRIP 801, LLC, under the equity method of accounting, as the other member has substantive participating rights as defined in EITF 04-5 and SOP 78-9. This investment is recorded initially at cost, and subsequently adjusted for equity in earnings or losses and cash contributions and distributions. Distributions received up to the amount of earnings are considered as distributions from operations and any excess amount of distributions are considered a return of capital.

On a periodic basis the Company will evaluate whether there are any indicators that the value of its investments in partially-owned entities accounted for by the equity method are impaired. An investment is impaired if the Company’s estimate of the value of the investment is less than the carrying amount. The ultimate realization of the Company’s investment in partially-owned entities is dependent on a number of factors including the performance of that entity and market conditions. If the Company determines that a decline in the value of a partially-owned entity is other than temporary, then the Company would record an impairment charge.

Deferred Loan Costs

Loan costs are capitalized and amortized using the effective interest method over the life of the related loan. The amortization is recorded as a component of interest expense.

Revenue Recognition

The Company primarily leases residential apartments to tenants under non-cancellable operating leases with terms ranging from three to 24 months. The Company also leases commercial space to tenants with lease terms extending to 2013. Rental income related to leases is recognized in the period earned over the lease term in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases.”

Other income consists of various tenant-related charges and is recognized as revenue in the period in which the applicable charge is incurred.

Accounts Receivable

Accounts receivable is included in prepaid insurance and other assets, net in the consolidated balance sheets. Bad debts are recorded under the specific identification method, whereby, uncollectible receivables are directly written off when identified.

Use of Estimates

The presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of the property, plant and equipment, and valuation allowances for receivables. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents represent highly liquid investments with maturities at the date of purchase of three months or less.

Restricted Cash

Restricted cash includes subscription proceeds that are held in escrow until investors are admitted as stockholders. Upon acceptance of stockholders, shares of stock are issued, and Paladin REIT receives the subscription proceeds. Restricted cash included $184,500 and $210,210 as of December 31, 2008 and 2007, respectively, for subscription proceeds that were held in escrow. At December 31, 2008 and 2007, restricted cash also included $4,289,535 and $567,992 held in restricted accounts for building and tenant improvements, repairs, property taxes and insurance as required by lenders. At December 31, 2008 and 2007, restricted cash also included $550,000 held in a restricted account as collateral for a letter of credit as described in Note 3.

Income Taxes

The Company elected to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2006, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company believes it operates in such a manner as to qualify for treatment as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its taxable income. If the Company fails to qualify as a REIT in any taxable year without the benefit of certain relief provisions, it will be subject to federal and state income taxes on its taxable income at regular corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state or local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income. No provision has been made for federal income taxes for the years ended December 31, 2008, 2007 and 2006 in the accompanying consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN 48 increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainty in measuring income taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. This Interpretation only allows a favorable tax position to be included in the calculation of tax liabilities and expenses if a company concludes that it is more likely than not that its adopted tax position will be sustained. The Company adopted FIN 48 as required effective January 1, 2007. The adoption of FIN 48 did not have a material impact on its consolidated financial position, results of operations and cash flows. All of the Company’s tax years are subject to examination by tax jurisdictions.

In accordance with FIN 48, the Company has assessed its tax positions for all open tax years as of January 1, 2007 and concluded that there were no material FIN 48 uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as provision for income taxes. The Company has not recognized any interest and penalties related to tax uncertainties for the years ended December 31, 2008, 2007 and 2006.

Organization and Offering Costs

Organization costs are expensed as incurred and offering costs are charged to stockholders’ equity. These costs are subject to a 3.0% limitation of the gross proceeds from the Offerings pursuant to the Company’s Advisory Agreement with Paladin Advisors, as described in Note 6.

Expense Reimbursement

Pursuant to the Advisory Agreement, Paladin Advisors is entitled to reimbursement of actual expenses incurred for administrative and other services provided to the Company by Paladin Advisors and its affiliates, including reimbursement of personnel costs and overhead for which they do not otherwise receive a fee. The Company will not reimburse Paladin Advisors for operating expenses that in the fiscal year then ended exceed the greater of (1) 2% of the average invested assets of Paladin REIT or (2) 25% of the net income as described below of the Company (the “2%/25% Rule”), and Paladin Advisors must reimburse Paladin REIT quarterly for any amounts by which the operating expenses of Paladin REIT exceeds the 2%/25% Rule in the previous four consecutive fiscal quarters (the “Expense Period”).

The average invested assets of the Company for any period are equal to the average book value of the Company’s assets invested in equity interests in, and loans secured by, real estate before reserves for depreciation or bad debts or other similar non-cash reserves computed by taking the average of such values at the end of each month during the period. The net income of the Company for any period is equal to the Company’s total revenue less total expenses other than additions to reserves for depreciation, bad debts or other similar non-cash reserves for such period. Operating expenses include all expenses incurred by the Company under U.S. generally accepted accounting principles (including the asset management fee), but excluding organization and offering expenses, interest payments, taxes, non-cash expenditures such as depreciation, amortization and bad debt reserves, the subordinated disposition fee, acquisition fees and expenses and distributions pursuant to Paladin Advisors’ subordinated participation interest in Paladin OP.

Paladin Advisors must reimburse the excess expenses to the Company within 60 days after the end of each fiscal quarter unless the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient. Within 60 days after the end of any Expense Period for which total operating expenses exceed the 2%/25% Rule, Paladin REIT will send its stockholders a written disclosure, together with an explanation of the factors the independent directors considered in arriving at the conclusion that the excess expenses were justified. However, at Paladin Advisors’ option, Paladin Advisors or its affiliate, as applicable may defer the reimbursement of expenses and elect to receive such payments, without interest, in any subsequent fiscal year that Paladin Advisors designates.

Per Share Data

The Company presents both basic and diluted loss per share, or EPS. Basic EPS excludes potentially dilutive securities and is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised, where such exercise would result in a lower EPS amount. The diluted EPS would include weighted average unvested restricted shares issued to independent directors totaling 0, 4,000 and 8,000 shares for the years ended December 31, 2008, 2007 and 2006, respectively, but are excluded from the calculation as their effect would be antidilutive. All shares have fully vested as of December 2, 2008.

Unaccepted Subscriptions for Common Shares

Unaccepted subscriptions for shares of our common stock include proceeds related to subscriptions that were held in escrow but had not been accepted by the Company as of December 31, 2008 and 2007.

Fair Value of Financial Instruments

The fair values of the Company’s cash and cash equivalents, restricted cash, other assets, distributions payable and other liabilities approximate the carrying values due to the short-term nature of these financial instruments. As of December 31, 2008, the mortgage loans payable had an estimated fair value of approximately $97.9 million compared to the carrying value of $98.7 million. As of December 31, 2007, the mortgage loans payable had an estimated fair value of approximately $44.1 million compared to the carrying value of $43.9 million. To determine fair value, the fixed rate debt is discounted at a rate based on an estimate of current lending rates as of December 31, 2008 and 2007.

Stock-based Compensation

Under the terms of the Independent Director Incentive Stock Plan, the Company granted 3,000 shares at fair value of $10 of restricted common stock to each of the four independent directors on June 30, 2006. One-third of the restricted common stock vested on each of the first three anniversaries of December 2, 2005, the date the Company reached its minimum offering. There are 60,000 shares in total authorized under the Independent Director Incentive Stock Plan, which expires on February 28, 2015.

The Company records compensation expense for restricted common stock as required by SFAS No. 123(R), “Share-Based Payment, revised 2004.” Compensation expense for common stock unvested at March 21, 2006 was based on the grant date fair value of the common shares calculated under SFAS No. 123(R) and was recognized using the straight-line attribution method, assuming no forfeitures. For the years ended December 31, 2008 and 2007, the Company recorded $36,822 and $40,000, respectively, of related compensation expense which amounts are included in general and administrative expenses in the accompanying consolidated statements of operations. Total unamortized compensation costs on non-vested shares at December 31, 2008 and 2007 is $0 and $36,822, respectively.

As of December 31, 2008, all 12,000 shares have vested. There have been no forfeitures as of December 31, 2008. As of December 31, 2007, 8,000 shares have vested. There were 4,000 shares unvested and there were no forfeitures as of December 31, 2007.

Reportable Segments

SFAS No. 131, “Disclosures About Segments of Enterprise and Related Information,” establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. Management has determined that the Company has one reportable segment, which owns interests in real estate investments.

Environmental Matters

Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of or disposal of such substances. As of December 31, 2008, the Company is not aware of any environmental matter that could have a material impact on the consolidated financial statements.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified in order to conform to the current year presentation.

Risk and Uncertainties

The Company and the properties in which it has an interest are operating in a challenging and uncertain economic environment. Financial and real estate companies continue to be affected by the lack of liquidity in financial markets, declines in real estate values and the reduction in the willingness of financial institutions to make new loans and refinance or extend existing loans on the same terms and conditions. Should the market conditions continue to deteriorate, there is no assurance that such conditions will not result in decreased property value, or cash flows, or impact the ability to repay, refinance or extend the Company’s mortgages payable.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement was effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. The Company’s adoption of SFAS No. 157, as of January 1, 2008, did not have a material impact on its consolidated financial position, results of operations or cash flows. FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS No. 157 to the initial measurement of intangible assets acquired in business combinations during the year ended December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. This statement was effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. The Company has adopted SFAS No. 159 effective January 1, 2008 and has elected not to measure any of our current eligible financial assets or liabilities at fair value upon adoption. However, the Company does reserve the right to elect to measure future eligible financial assets or liabilities at fair value.

In September 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue 07-6, “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66 When the Agreement Includes a Buy-Sell Clause,” which clarifies that a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sale treatment under Statement 66. EITF 07-6 applies prospectively to new arrangements entered into in fiscal years beginning after December 15, 2007. The adoption of EITF 07-6 on January 1, 2008 did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” which requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at full fair value. Under SFAS No. 141R, all business combinations will be accounted for by applying the acquisition method. SFAS No. 141R is effective for the periods beginning on or after December 15, 2008. Earlier application is prohibited and will be applied to business combinations occurring after the effective date. The adoption of SFAS No. 141R could materially impact the Company’s future financial results to the extent that the Company acquires significant amounts of real estate, as related acquisition costs will be expensed as incurred compared to the current practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which will require noncontrolling interests (currently referred to as minority interest) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The Statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative period information must be recast to classify noncontrolling interests in equity, attributed net income and other comprehensive income to noncontrolling interests, and provide other disclosures required by SFAS No. 160. The adoption of SFAS No. 160 will result in the minority interest currently classified in the “mezzanine” section of the balance sheet to be classified as a component of stockholders’ equity and the disclosure on the statement of operations of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.

On November 13, 2008, the FASB ratified EITF consensus on EITF Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). EITF 08-06 addresses questions about the potential effect of FASB Statement No. 141R, Business Combinations, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, on equity-method accounting under Accounting Principles Board (“AFB 18”). EITF 08-06 generally continues existing practices under APB 18 including the use of a cost-accumulation approach to initial measurement of the investment. EITF 08-06 does not require the investor to perform a separate impairment test on the underlying assets of an equity method investment. However, an equity-method investor is required to recognize its proportionate share of impairment charges recognized by the investee, adjusted for basis differences, if any, between the investee’s carrying amount for the impaired assets and the cost allocated to such assets by the investor. The investor is also required to perform an overall other than temporary impairment test of its investment in accordance with APB 18. EITF 08-06 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years and shall be applied prospectively. The Company is currently evaluating the impact of adopting this pronouncement on its consolidated financial position, results of operations and cash flows.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN 46R-8”). This FSP includes disclosure objectives and requires public entities to provide additional year-end and interim disclosures about transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable-interest entity or qualifying special purpose entity. FSP FAS 140-4 and FIN 46R-8 is effective for the first interim period or fiscal year ending after December 15, 2008. The Company does not believe that the adoption of FSP FAS 140-4 and FIN 46R-8 will have an impact on the Company’s financial statements as the Company does not have significant variable interests.

3. Investments

Investments in Real Estate

Retreat Apartments

On January 14, 2008, a wholly-owned subsidiary of Paladin OP, PRIP 11128, LLC purchased a 97.5% interest in KC Retreat, a joint venture between PRIP 11128, LLC, JTL Holdings, LLC and JTL Asset Management, Inc., which owns the Retreat Apartments. The Retreat Apartments is a 342-unit multifamily rental community built in 1984. The apartment complex is located in Shawnee, Kansas. The total purchase price of Retreat Apartments was $15.9 million, plus closing costs of $200,000 and approximately $350,000 for capital expenditures. KC Retreat secured a mortgage loan of $13.6 million to finance the acquisition. Paladin OP’s investment in KC Retreat was $2,850,000. The Company also paid an acquisition fee payable to Paladin Advisors of $156,750 in connection with the acquisition of Retreat Apartments.

The operating agreement for KC Retreat provides that the Company will receive priority in distributions of operating cash flow until it has received at least 12.0% on its invested equity, after which its co-venture partners will receive distributions until they have reached the same 12.0% on their invested equity. Thereafter, operating cash flow will be distributed 50% to the Company and 50% to its co-venture partners. The operating agreement for KC Retreat also provides for priority distributions of sale proceeds, if any. First, the Company will receive a priority distribution equal to a return of its invested capital plus an amount that when added to all distributions of cash flow made to the Company during the life of its investment, is sufficient to generate a 12.0% internal rate of return on its invested capital. Second, the Company’s co-venture partners will receive distributions that when added to all distributions of cash flow made to its co-venture partners during the life of their investment, is sufficient to generate a 12.0% internal rate of return on their invested capital. Third, any further sale proceeds will be distributed 50% to the Company and 50% to its co-venture partners.

Hilltop Apartments

On April 7, 2008, a wholly-owned subsidiary of Paladin OP, PRIP 6700, LLC purchased a 49% interest in Park Hill Partners, a joint venture between PRIP 6700, LLC and JTL Properties, LLC, which owns Hilltop Apartments. Hilltop Apartments is a 124-unit multifamily rental community built in 1986. The apartment complex is located in Kansas City, Missouri. The total acquisition cost for PRIP 6700, LLC’s interest in Park Hill Partners was $1,050,000, including approximately $50,000 for capital expenditures reserve and $50,000 for closing costs and working capital. The property was encumbered by an existing first mortgage in the amount of $4,250,000. The Company paid an acquisition fee payable to Paladin Advisors of $57,750 in connection with the acquisition of Hilltop Apartments.

The operating agreement for Park Hill Partners provides that the Company will receive priority in distributions of operating cash flow until it has received at least 12.0% on its invested equity, after which its co-venture partners will receive distributions until they have reached the same 12.0% on their invested equity. Thereafter, operating cash flow will be distributed 49% to the Company and 51% to its co-venture partners. The operating agreement for Park Hill Partners also provides for priority distributions of sale proceeds, if any. First, the Company will receive a priority distribution equal to a return of its invested capital plus an amount that when added to all distributions of cash flow made to the Company during the life of its investment, is sufficient to generate a 12.0% internal rate of return on its invested capital. Second, the Company’s co-venture partners will receive distributions that when added to all distributions of cash flow made to the co-venture partners during the life of their investment, is sufficient to generate a 12.0% internal rate of return on their invested capital. Third, any further sale proceeds will be distributed 49% to the Company and 51% to its co-venture partners.

Conifer Crossing

On August 4, 2008, a wholly-owned subsidiary of Paladin OP, PRIP 3383, LLC purchased a 42.5% interest in FPA/PRIP Conifer, a joint venture between PRIP 3383, LLC and FPA Conifer Investors, LLC. On August 5, 2008, FPA/PRIP Conifer purchased Conifer Crossing. Conifer Crossing is a 420-unit multifamily rental community developed in 1981. The apartment complex is located in Norcross, Georgia. Including funds earmarked for renovation and closing costs, the total capitalization for this investment was approximately $39,385,000. FPA/PRIP Conifer secured a mortgage loan of $28.7 million to finance the acquisition. As a condition to the loan, FPA/PRIP Conifer was required to fund an escrow account with approximately $6,613,500 for the payment for such repairs and improvements pursuant to a Repair Escrow Agreement dated August 5, 2008. Paladin OP’s investment in FPA/PRIP Conifer was $4.5 million. The Company paid an acquisition fee payable to Paladin Advisors in the amount of $251,268 in connection with the acquisition of Conifer Crossing.

The operating agreement for FPA/PRIP provides that the Company will receive priority in distributions of operating cash flow until the Company has received at least 8.5% on its invested equity, after which the Company’s co-venture partner will receive distributions until the co-venture partner has reached the same 8.5% on its invested equity. If the Company’s pro rata distribution exceeds 9.0% in a calendar year, the Company will share 20% of its excess distributions with its co-venture partner as a cash flow bonus.

The operating agreement also provides for distributions of sale proceeds, if any, as follows. First, the Company and the co-venture partner will receive a 100% return of our equity investments. Second, the Company and the co-venture partner will receive pro rata distributions until the Company and the co-venture partner each have received a 12.0% internal rate of return on their invested capital. Third, the Company will share its pro rata portion of fifty percent of the remaining distributions with the co-venture partner and the co-venture partner will receive all of the other fifty percent of the remaining distributions as incentive compensation.

Two and Five Governor Park

On December 19, 2008, PRIP 5060/6310, LLC, a Delaware limited liability company and a subsidiary of Paladin OP, formed a joint venture with FPA Governor Park Investors, LLC (“FPA Governor Park Investors”), a Delaware limited liability company and an affiliate of Fowler Property Acquisitions, LLC, a California limited liability company (“Fowler Property Acquisitions”), to acquire Two and Five Governor Park located at 6310 Greenwich Drive, San Diego, California 92122 and 5060 Shoreham Place, San Diego, California 92122 (“Two and Five Governor Park”), two office properties located in suburban San Diego.

The joint venture, FPA/PRIP Governor Park, is the sole member of FPA Governor Park Associates, LLC, a Delaware limited liability company (“FPA Governor Park Associates”). FPA Governor Park Associates is the borrower and holds title to Two and Five Governor Park.

The acquisition of Two and Five Governor Park by FPA Governor Park, which was completed on December 19, 2008, was made pursuant to a Purchase and Sale Agreement, dated as of September 9, 2008 (the “Purchase Agreement”), between the Seller and Fowler Property Acquisitions, as amended by the First Amendment to Real Estate Purchase and Sale Agreement, dated as of October 23, 2008. Fowler Property Acquisitions assigned the Purchase Agreement to FPA Governor Park Associates pursuant to an Assignment and Assumption of Agreement of Purchase and Sale, dated as of September 25, 2008.

Including funds earmarked for renovation and closing costs, the total capitalization for this investment was approximately $16,686,350, which was comprised of a mortgage loan from an affiliate of the seller in the amount of $11,440,000 and $5,246,350 in capital contributions, of which the Company contributed $2,500,000 with proceeds from the Company’s Follow-On Offering. Of the $11,440,000 in loan proceeds, approximately $8,330,000 was funded at closing. The remaining $3,110,000 is available to fund future costs and expenses consisting of $811,000 for operating deficits including interest expense, $880,000 for capital expenditures and $1,419,000 for tenant improvements and leasing commissions. Closing costs equaled $351,350. In addition, FPA/PRIP Governor Park set aside a reserve of $225,000 to be used as needed to cover the 9.0% preferred return to the Company until depleted.

Pursuant to the operating agreement for FPA/PRIP Governor Park, dated as of December 19, 2008 as amended on March 25, 2009, between PRIP 5060/6310, LLC and FPA Governor Park Investors, the Company owns a 47.65% interest in FPA/PRIP Governor Park and FPA Governor Park Investors owns the remaining interest. The operating agreement provides that the Company’s investment will be treated as preferred equity, and the Company will receive a priority preferred return of 9.0% on its invested equity and a fixed, priority 15.0% internal rate of return upon a capital event. The operating agreement also provides the Company with super-majority voting rights with respect to all major decisions by FPA/PRIP Governor Park. Fowler Property Acquisitions is not affiliated with the Company or any of its affiliates, except that an affiliate of Fowler Property Acquisitions participates in another joint venture with the Company relating to Conifer Crossing located at 3383 Holcomb Bridge Road NW, Norcross, Georgia.

Fieldstone Apartments

In connection with Paladin OP’s acquisition of its interest in Glenwood, which owns Fieldstone Apartments, Shiloh Crossing Partners II, LLC (“Shiloh II”) was granted the right to require Paladin OP to purchase up to an additional 25% ownership interest in Glenwood from Shiloh II upon the occurrence of certain events and the achievement of certain financial benchmarks at Fieldstone Apartments at a cost of $62,500 per 1% of ownership interest. On July 1, 2008, Paladin OP purchased an additional 18% interest in Glenwood from Shiloh II for $1,125,000. Paladin OP now holds an 83% ownership interest in Glenwood. Fieldstone Apartments is a 266-unit luxury multifamily rental community built in 2001. The Company also paid an acquisition fee payable to Paladin Advisors of $61,875 in connection with the purchase of the additional ownership interest in Glenwood.

Also in connection with Paladin OP’s initial acquisition of its interest in Glenwood, a wholly owned subsidiary of Paladin OP, PRIP 10637, LLC, entered into a Phase II Option Agreement (“Option Agreement”) with Glenwood Housing Partners II, LLC, an

Indiana limited liability company (“Glenwood II”). Glenwood II owns a parcel of land adjacent to Fieldstone Apartments upon which it may construct 88 apartment units with an aggregate of 97,640 square feet of rentable space to be leased, managed and operated as Phase II of the Fieldstone Apartments. The Option Agreement grants PRIP 10637, LLC an ongoing option to purchase at least a 70% but not more than 90% beneficial ownership interest in Glenwood II or any affiliated entity that owns the parcel and developments thereon. PRIP 10637 may exercise the option at any time after the completion of development and stabilization of the project. If exercised, the purchase price for the option interest will be determined by a formula that utilizes market-rate variables as of that future date.

Other

In addition, Paladin OP holds a 70% ownership interest in Springhurst, which owns Champion Farms Apartments. Champion Farms Apartments is a 264-unit luxury multifamily rental community built in 2000. Paladin OP also holds a 97.5% ownership interest in KC Pinehurst, which owns Pinehurst Apartment Homes a 146-unit multifamily rental community built in two phases in 1986 and 1988. Also, Paladin OP holds a 97.5% ownership interest in KC Pheasant, which owns Pheasant Run Apartments, a 160-unit multifamily rental community built in 1985.

In connection with Paladin OP’s acquisition of its interest in Springhurst, Buckingham Springhurst, LLC was granted the right to require Paladin OP to purchase up to an additional 20% ownership interest in Springhurst from Buckingham Springhurst, LLC upon the occurrence of certain events and the achievement of certain financial benchmarks at Champion Farms Apartments at a cost of $67,500 per 1% of ownership interest. As of September 30, 2008, Paladin OP has not been required to purchase additional interests in Springhurst by Buckingham Springhurst, LLC.

The operating agreements for both Springhurst and Glenwood provide that the Company will receive priority in distributions of operating cash flow until it has received at least 8.25% on its invested equity, after which its co-venture partners will receive distributions until they have reached the same 8.25% on their invested equity. Thereafter, operating cash flow will be distributed 50% to the Company and 50% to its co-venture partners. The operating agreements for both Springhurst and Glenwood also provide for priority distributions of sale proceeds, if any. First, the Company will receive a priority distribution equal to a return of its invested capital. Second, its co-venture partners will receive a distribution equal to their invested capital. Third, the Company will receive an amount that when added to all distributions of cash flow made to the Company during the life of its investment, is sufficient to generate an 11.5% internal rate of return on its invested capital. Fourth, the Company’s co-venture partners will receive an amount, that when added to all distributions of cash flow made to its co-venture partners during the life of their investment, is sufficient to generate an 11.5% internal rate of return on their invested capital. Fifth, any further sale proceeds will be distributed 50% to the Company and 50% to its co-venture partners.

The operating agreements for both KC Pinehurst and KC Pheasant provide that the Company will receive priority in distributions of operating cash flow until it has received at least 9.0% on its invested equity, after which its co-venture partners will receive distributions until they have reached the same 9.0% on their invested equity. Thereafter, operating cash flow will be distributed 75% to the Company and 25% to its co-venture partners. The operating agreements for both KC Pinehurst and KC Pheasant also provide for priority distributions of sale proceeds, if any. First, the Company will receive a priority distribution equal to a return of its invested capital plus an amount that when added to all distributions of cash flow made to the Company during the life of its investment, is sufficient to generate a 12.0% internal rate of return on its invested capital. Second, the Company’s co-venture partners will receive distributions that when added to all distributions of cash flow made to its co-venture partners during the life of their investment, is sufficient to generate a 12.0% internal rate of return on their invested capital. Third, any further sale proceeds will be distributed 50% to the Company and 50% to its co-venture partners.

The Company consolidates FPA/PRIP Governor Park, FPA/PRIP Conifer, Park Hill Partners, KC Retreat, KC Pinehurst, KC Pheasant, Springhurst and Glenwood.

The following table summarizes certain information related to the Company’s investments in real estate as of December 31, 2008:

Property	Encumbrances	Initial Costs		Costs Capitalized Subsequent to Acquisition		Total Costs		Accumulated Depreciation	Year Built	Year Acquired
		Land Acquired	Building & Improvements	Land Additions	Improvements	Land Acquired	Building & Improvements
Champion Farms Apartments	$16,350,000	$2,335,545	$17,856,281	$—	$61,029	$2,335,545	$17,917,310	$(1,028,753)	2000	2006
Fieldstone Apartments	16,500,000	1,446,033	18,548,780	78,750	1,159,128	1,524,783	19,707,908	(870,757)	2001	2006
Pinehurst Apartment Homes	4,711,696	1,230,000	5,865,966	—	—	1,230,000	5,865,966	(236,834)	1986	2007
Pheasant Run Apartments	6,250,000	1,120,000	7,393,945	—	154,162	1,120,000	7,548,107	(292,996)	1985	2007
Retreat Apartments	13,600,000	1,860,000	13,913,549	—	338,312	1,860,000	14,251,861	(528,941)	1984	2008
Hilltop Apartments	4,250,000	430,000	4,475,196	—	59,734	430,000	4,534,930	(98,448)	1986	2008
Conifer Apartments	28,700,000	13,721,349	17,154,149	—	3,803,704	13,721,349	20,957,853	(199,022)	1981	2008
Two and Five Governor Park (1)	8,367,612	5,099,027	8,107,703	—	32,331	5,099,027	8,140,034	(7,978)	1985 & 1989	2008

Total	$98,729,308	$27,241,954	$93,315,569	$78,750	$5,608,400	$27,320,704	$98,923,969	$(3,263,729)

The aggregate cost of the Company’s investments in real estate for federal income tax purposes is approximately $126.1 million (unaudited) as of December 31, 2008 and $55.8 million (unaudited) as of December 31, 2007.

Note (1) This investment consists of 2 office buildings.

The following reconciles the historical cost of the Company’s investments in real estate from January 1 to December 31, 2008 and 2007:

	2008	2007
Balance, beginning of year	$55,858,032	$40,200,333
Acquisitions	64,760,973	15,609,911
Land additions and improvements	5,625,668	47,788

Balance, end of year	$126,244,673	$55,858,032

The following table reconciles accumulated depreciation related to the Company’s investments in real estate from January 1 to December 31, 2008 and 2007:

	2008	2007
Balance, beginning of year	$1,187,912	$265,903
Depreciation expense	2,075,817	922,009

Balance, end of year	$3,263,729	$1,187,912

Depreciation of investments in real estate reflected in the statements of operations is calculated over the estimated lives of the assets as follows

Buildings and improvements            27 to 45 years

The following reconciles in-place leases, net from January 1 to December 31, 2008 and 2007:

	2008	2007
Balance, beginning of year	$179,792	$532,707
In-place lease additions	30,000	246,000
Amortization expense	(202,292)	(598,915)

Balance, end of year	$7,500	$179,792

The remaining balance of $7,500 of in-place leases will be fully amortized in 2009.

Investment in Unconsolidated Joint Venture

Paladin OP also has a 74% interest in PRIP 801, LLC, a joint venture between Paladin OP and 801 FO, LLC, which owns 801 Fiber Optic Drive. 801 Fiber Optic Drive consists of approximately 10.95 acres of real property and a 56,336 square foot building that was completed in 2001, which is 100% leased to FedEx Ground Package System, Inc., (“FedEx Ground”), pursuant to a ten year net lease that commenced on August 1, 2001 and expires on July 31, 2011. FedEx Ground is a subsidiary of FedEx Corporation, a provider of transportation, e-commerce and supply management services. FedEx Ground also has the option to extend the lease for two additional five year periods. The first option is through July 31, 2016 at $405,792 per annum. The second option is through July 31, 2021 at $446,376 per annum. The current rent is $338,160 per annum.

Paladin OP accounts for its investment in PRIP 801, LLC, under the equity method of accounting.

Condensed financial information of PRIP 801, LLC, is summarized as follows:

Condensed Balance Sheets

December 31, 2008 and 2007

(unaudited)

	2008	2007
ASSETS
Investment in real estate, net	$3,853,956	$3,934,812
Other Assets, net	145,686	141,911

Total Assets	$3,999,642	$4,076,723

LIABILITIES AND MEMBERS’ EQUITY
Mortgage loan payable	$1,950,000	$1,950,000
Other Liabilities	28,180	38,116
Members’ equity	2,021,642	2,088,607

Total Liabilities and Members’ Equity	$3,999,642	$4,076,723

Company’s share of Members’ Equity*	$1,495,968	$1,545,655

Condensed Statements of Income

For the years ended December 31, 2007 and 2006

(unaudited)

	2008	2007	2006
Revenues and interest income	$338,554	$338,791	$339,112
Expenses	(215,669)	(221,786)	(233,823)

Net Income	$122,855	$117,005	$105,289

Company’s share of net income*	$90,912	$86,584	$77,914

*	The difference in the Company’s share of Members’ Equity and the Company’s share of net income reflected above compared to the Company’s balance sheets and statements of operations is attributed to the depreciation expense of the acquisition costs incurred by the Company.

The mortgage loan requires payments of interest only at a fixed interest rate of 5.498% through November 1, 2010, the anticipated repayment date. If the mortgage loan is not repaid or refinanced as of the anticipated repayment date, interest will accrue at a rate per annum equal to the greater of (a) 8.498% and (b) the treasury rate plus three percentage points. Pursuant to the terms of a cash management agreement, the borrower was required to post a $550,000 letter of credit by December 1, 2007, or the lender would sweep and retain all cash flow from 801 Fiber Optic Drive. On November 29, 2007, Paladin OP posted a $550,000 irrevocable standby letter of credit with Wachovia Bank, N.A. secured by $550,000 cash deposited in a certificate of deposit with Wachovia Bank, N.A. If the borrower does not pay off the loan on November 1, 2010, the lender can apply the letter of credit (or retained cash flow) and will continue to sweep all cash flow to repay the loan. In the event of a default under the loan documents, the cash management agreement further provides that the lender may sweep cash from all accounts maintained by the borrower with the lender (including rent accounts from the property). The estimated principal balance to be due at the anticipated repayment date is $1,950,000.

In general, the mortgage loan may not be prepaid until January 31, 2008 and as of December 31, 2008 it has not been prepaid. In general, no sale, encumbrance or other transfer of an interest in the property is permitted without the lender’s prior written consent. Alex Gilbert, the managing member of 801 FO, LLC has guaranteed the non-recourse standard loan carve outs, and in exchange for his guarantee, Paladin Realty has agreed to fully indemnify Mr. Gilbert against any defaults caused by the borrower through standard default provisions such as bankruptcy, fraud, misapplication of proceeds and certain environmental violations. The loan agreement obligation is secured by a mortgage on the property and an assignment of rents and personal property. In addition PRIP 801, LLC, has entered into an environmental and hazardous substance indemnification agreement.

The agreements contain various covenants, which among other things, limit the ability of the borrowers to incur indebtedness, engage in certain business activities, enter into material leases on the property and transfer its interest in the property among others. The loan agreements also contain customary events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the property and bankruptcy-related defaults. In the event of a default, the loan may be accelerated and all amounts due under the loan will become immediately due and payable.

4. Mortgages Payable

Mortgages Payable

Mortgage loans payable consisted of the following:

	December 31, 2008	December 31, 2007
Mortgage loan payable—interest only at a fixed rate of 6.14% payable monthly until the loan matures on July 1, 2016, secured by the Champion Farms Apartments property (1)	$16,350,000	$16,350,000
Mortgage loan payable—interest only at 6.05% payable monthly until July 1, 2011, after which principal and interest are due until the loan matures on July 1, 2014, secured by the Fieldstone Apartments property (1)	16,500,000	16,500,000
Mortgage loan payable—principal and interest at 5.58% payable monthly until the loan matures January 1, 2016, secured by the Pinehurst Apartment Homes property (2)	4,711,696	4,779,125
Mortgage loan payable—interest only at 5.95% payable monthly until the loan matures on October 1, 2017, secured by the Pheasant Run Apartments property (3)	6,250,000	6,250,000
Mortgage loan payable—interest only at 5.58% payable monthly until February 1, 2013, after which principal and interest are due until the loan matures on February 1, 2018, secured by the Retreat Apartments property (4)	13,600,000	—
Mortgage loan payable—interest only at 5.81% payable monthly until December 1, 2012, after which principal and interest are due until the loan matures on December 1, 2017, secured by the Hilltop Apartments property (5)	4,250,000	—
Mortgage loan payable—interest only at 5.96% payable monthly until September 1, 2011, after which principal and interest are due until the loan matures on September 1, 2015, secured by the Conifer Crossing property (6)	28,700,000	—
Mortgage loan payable—interest only at 7.00% payable monthly until the loan matures on December 19, 2010, secured by the Two and Five Governor Park properties (7)	8,367,612	—

Total mortgage loans payable	$98,729,308	$43,879,125

(1)	In general, the mortgage loan may be voluntarily or involuntarily prepaid subject to certain prepayment penalties. The loan agreement obligation is secured by a mortgage on the property and an assignment of rents and personal property.
(2)	The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a formula based on the remaining life of the loan and then-current interest rates. In addition the loan is guaranteed by James E. Lippert, an affiliate of JTL Holdings, LLC and JTL Asset Management, Inc., pursuant to a guaranty dated September 13, 2007, but only upon the occurrence of certain limited events.
(3)	Assuming no event of default occurs before the initial maturity date, the loan will automatically be extended until October 1, 2018 with an adjustable interest rate based on the Federal Home Loan Mortgage Corporation Reference Bill Index. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a formula based on the remaining life of the loan and then-current interest rates. In the event of default, the entire unpaid principal balance, any accrued interest, any prepayment penalty and all other amounts payable under the Promissory Note will be due and payable.
(4)	Assuming no event of default occurs before the initial maturity date, the loan will automatically be extended until February 1, 2019 with an adjustable interest rate based on the Freddie Mac Reference Bill Index. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a formula based on the remaining life of the loan and then-current interest rates. The loan is secured by a multifamily mortgage on the property pursuant to a Multifamily Deed of Trust, Assignment of Rents and Security Agreement. In addition, the loan is guaranteed by James E. Lippert, but only upon the occurrence of certain limited events.
(5)	Assuming no event of default occurs before the initial maturity date, the loan will automatically be extended until December 1, 2018 with an adjustable interest rate based on the Freddie Mac Reference Bill Index. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a formula based on the remaining life of the loan and then-current interest rates. The loan is secured by a multifamily mortgage on the property pursuant to a Multifamily Deed of Trust, Assignment of Rents and Security Agreement. In addition, the loan is guaranteed by James E. Lippert, but only upon the occurrence of certain limited events.
(6)	Assuming no event of default occurs before the initial maturity date, the loan will automatically be extended until September 1, 2016 with an adjustable interest rate based on the Freddie Mac Reference Bill Index. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a formula based on the remaining life of the loan and then-current interest rates. The loan is secured by a multifamily mortgage on the property pursuant to a Multifamily Deed of Trust, Assignment of Rents and Security Agreement. In addition, the loan is guaranteed by Gregory A. Fowler, a management committee representative of FPA Conifer Investors, LLC, but only upon the occurrence of certain limited events.
(7)	The loan has two, one-year extensions which may be exercised if, among other things, the properties have (1) a debt service coverage ratio of 1.2 or better, and (2) a loan to value ratio of no more than 70.0% based on an appraisal. Each extension is subject to an extension fee equal to 1.5% of the outstanding principal balance. The loan is prepayable at any time prior to its maturity, subject to an exit fee equal to 1.0% of the principal being repaid. The loan is secured by a mortgage on the property pursuant to a Deed of Trust and Absolute Assignment of Rents and Leases and Security Agreement. In addition, the loan is guaranteed by Gregory A. Fowler but only upon the occurrence of certain limited events.

The loan agreements contain various covenants, which among other things, limit the ability of the borrower to incur indebtedness, engage in certain business activities, enter into material leases on the property and transfer their interest in the property among others. The loan agreements also contain certain customary events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the property and bankruptcy-related defaults. In the event of default, the loan may be accelerated and all amounts due under the loan will become immediately due and payable.

Principal payments due on the mortgage loans payable as of December 31, 2008 are as follows:

2009	$72,115
2010	8,443,915
2011	277,041
2012	609,710
2013	855,700
Thereafter	88,470,827

Total	$98,729,308

Paladin REIT’s charter provides that its independent directors must approve any borrowing in excess of 300% of the value of its net assets and the justification for such excess borrowing must be disclosed to its stockholders in its next quarterly report. Net assets for purposes of this calculation are defined to be Paladin REIT’s total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the aggregate cost of Paladin REIT’s assets before non-cash reserves and depreciation. As of December 31, 2008, Paladin REIT’s borrowings did not exceed 300% of the value of its net assets.

5. Stockholders’ Equity

Preferred Shares

Paladin REIT’s board of directors, through Paladin REIT’s charter, has the authority to authorize the issuance of 100,000,000 preferred shares in one or more classes or series. The rights and terms of such preferred shares will be determined by the board of directors. However, the voting rights of the preferred shares sold in a private offering shall not exceed voting rights which bear the same relationship to the voting rights of common shares as the consideration paid for each such preferred share bears to the book value of each outstanding common share. As of December 31, 2008 and 2007, Paladin REIT had not issued any preferred shares.

Redemptions

As of August 28, 2008, Paladin REIT’s Share Redemption Program was amended as follows. Paladin REIT now waives the one-year holding period in the event of the death or qualifying disability of a stockholder. During any 12-month period, Paladin REIT will not redeem in excess of 10.0% of the number of shares of common stock that were outstanding as of the beginning of such 12-month period. Previously, Paladin REIT was limited to redemptions not in excess of 3.0% of the number of shares of common stock outstanding at the beginning of such 12-month period. Finally, certain fees charged by Paladin REIT’s registrar and transfer agent, Phoenix American Financial Services, Inc., for share redemptions are now charged to investors seeking to redeem shares of common stock pursuant to the program.

We fund redemption requests received during a quarter with proceeds received from our distribution reinvestment plan in the month following such quarter. If we do not receive sufficient funds in such month to fulfill all redemption requests from the previous quarter, the remaining amounts will be funded with proceeds received from the distribution reinvestment plan in the subsequent months.

During the year ended December 31, 2008, 18 stockholders redeemed 27,951 shares for $259,991. During the year ended December 31, 2007, three stockholders redeemed 2,537 shares for $23,593. As of December 31, 2008, a total of 21 stockholders have redeemed 30,488 shares for $283,584 since the beginning of the Initial Offering. The redemptions have been recorded as treasury shares.

Distributions

The board of directors has declared distributions since December 2005 in the amount of $0.0016438 per share per day, representing an annualized rate of return of 6.0% on an investment of $10.00 per share if paid each day over a 365-day period. Distributions have been declared on a monthly basis to stockholders of record as of the close of business each day during the applicable month and paid generally on the 15th day of the following month, unless the 15th day of the month is not a business day. For federal income tax purposes, distributions may consist of ordinary dividend income, non-taxable return of capital, capital gains or a combination thereof. Distributions to the extent of the Company’s current and accumulated earnings and profits are taxable to the recipient as ordinary dividend income. Distributions in excess of these earnings and profits will constitute a non-taxable return of capital rather than an ordinary dividend and will reduce the recipient’s basis in the shares to the extent thereof, and thereafter a taxable gain. All of Paladin REIT’s distributions declared and paid to date constitute a return of capital.

6. Related Party Transactions

Paladin Realty Securities, LLC (“Paladin Securities”), a wholly owned subsidiary of Paladin Advisors, began serving as the dealer manager for the Initial Offering pursuant to a dealer manager agreement dated June 5, 2007, as amended by the amendment to the dealer manager agreement dated February 23, 2008 (the “IPO Dealer Manager Agreement”). Pursuant to the terms of the IPO Dealer Manager Agreement, Paladin REIT paid Paladin Securities selling commissions of 7.0% of the gross offering proceeds from the sale of shares of Paladin REIT’s common stock in its primary offering and 4.0% of the gross offering proceeds from the sale of shares of its common stock pursuant to its distribution reinvestment plan. Paladin REIT also paid Paladin Securities a dealer manager fee of up to 2.5% of gross offering proceeds from the sale of shares of Paladin REIT’s common stock in its primary offering.

In connection with the Follow-On Offering, Paladin REIT entered into dealer manager agreement dated February 6, 2008 (the “Follow-On Dealer Manager Agreement”). Pursuant to the terms of the Follow-On Dealer Manager Agreement Paladin REIT pays Paladin Securities selling commissions of 6.0% of the gross offering proceeds from the sale of shares of Paladin REIT’s common stock in its primary offering and Paladin REIT does not pay any commission from the sale of shares of its common stock pursuant to its distribution reinvestment plan. Paladin REIT also pays Paladin Securities a dealer manager fee of up to 3.5% of gross offering proceeds from the sale of shares of Paladin REIT’s common stock in its primary offering. Paladin Securities may pay all or a portion of these selling commissions and dealer manager fees to participating broker-dealers.

For the year ended December 31, 2008, Paladin REIT incurred $943,952 in selling commissions and dealer manager fees to Paladin Securities. For the year ended December 31, 2007, Paladin REIT paid $667,153 in selling commissions and dealer manager fees to Paladin Securities.

The Advisory Agreement entitles Paladin Advisors to specified fees upon the provision of certain services with regard to the Offerings and investment of funds in real properties and real estate related investments, among other services, as well as reimbursement for organization and offering costs incurred by Paladin Advisors on behalf of the Company and certain costs incurred by Paladin Advisors and its affiliates in providing services to the Company.

Amounts due (from) to Affiliates

	December 31, 2008	December 31, 2007
General and administrative expenses due to affiliates (1)	$1,032,304	$141,731
Organization and offering costs due (from) to affiliates (2)	$(199,350)	$(1,068,147)
Acquisition fees due to affiliates (3)	$—	$—

Total due to (from) affiliates	$832,954	$(926,416)
Deferred general and administrative expenses (4)	$900,667	$1,499,043
Deferred organization and offering costs (5)	$6,893,824	$4,354,293

(1)

Pursuant to the Advisory Agreement, the Company will not reimburse Paladin Advisors for operating expenses that in the fiscal year then ended exceed the greater of (1) 2% of the Company’s average invested assets or (2) 25% of the Company’s net income (the “2%/25% Rule”). Paladin Advisors must reimburse the Company for any amounts by which its operating expenses exceed the 2%/25% Rule in the previous four consecutive fiscal quarters within 60 days after the end of each fiscal quarter unless a majority of the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient. Within 60 days after the end of any Expense Period for which total operating expenses exceed the 2%/25% Rule, the Company must send its stockholders written disclosure, together with an explanation of the factors the independent directors considered in arriving at the conclusion that the excess expenses were justified. However, at Paladin Advisors’ option, Paladin Advisors or its affiliate, as applicable may defer the reimbursement of expenses and elect to receive such payments, without interest, in any subsequent fiscal year that Paladin Advisors designates. During the year ended December 31, 2008, the Company incurred $982,678 of general and administrative expenses, which is the equivalent of operating expenses under the Advisory Agreement. Due to the application of the 2%/25% Rule, the Company was able to recognize a total of $1,873,251 of general and administrative expenses in its consolidated statement of operations with the additional amount of $890,573, which was incurred in previous years, recorded as due to affiliate. Pursuant to the Advisory Agreement, the Company paid Paladin Advisors $256,336 in asset management fees for its ten properties during the year ended December 31, 2008. For each of these ten properties from the respective dates of acquisition through the period that the Company owns the properties, Paladin Advisors has elected to receive a monthly asset management fee equal to one-twelfth of 0.3% of the Company’s allocable cost of the real property acquired. Paladin Advisors acknowledges that it has waived its right to receive any additional amounts due under the Advisory Agreement for such properties. Paladin Advisors has elected to defer (without interest) the net balance of $900,667 in general and administrative expenses. The board of directors (including the independent directors) has approved reimbursing Paladin Advisors for this amount in the future to the extent that reimbursement of this amount, together with all operating expenses paid or reimbursed for the then-current Expense Period, would not result in payment or reimbursement of operating expenses in excess of the 2%/25% Rule in that period. In making this determination, the board of directors (including the independent directors) noted that these were operating expenses necessary for the operation of the Company’s business, as the Company is in the early stages of operations and has limited operations to cover its operating expenses and because such amounts will only be reimbursed in the future to the extent described above.

(2)	Organization and offering costs of the Company are paid by Paladin Advisors or its affiliates, including Paladin Realty, on behalf of the Company and directly by the Company. Organization and offering costs consist of actual marketing, legal, accounting, printing and other offering expenses, including amounts to reimburse Paladin Advisors, its affiliates or its dealer manager, for all marketing related costs and expenses, including, but not limited to, expenses relating to registering and marketing the shares and other marketing and organization costs, technology costs and expenses attributable to the Offerings, and payment or reimbursement of bona fide due diligence expenses of the dealer manager and broker-dealers participating in the Offerings. Pursuant to the Advisory Agreement, the Company is obligated to reimburse Paladin Advisors or its affiliates for amounts advanced for organization and offering costs, provided that Paladin Advisors and its affiliates are responsible for the payment of organization and offering costs to the extent they exceed 3.0% of gross proceeds from the Offerings and will be required to return to the Company any amount the Company reimburses them in excess of 3.0% of the gross proceeds from the Offerings. Such costs only become a liability of the Company to the extent they do not exceed 3.0% of the gross proceeds of the Offerings. For the year ended December 31, 2008, the Company paid $687,009 of offering costs. Due to the application of the 3.0% limitation, the Company was only able to recognize $329,620, which was charged to stockholders’ equity with the additional amount of $357,389 recorded as due from affiliate. On March 28, 2008 Paladin Advisors reimbursed the Company $1,226,186. Paladin Advisors is required to reimburse the balance of $199,350 within 60 days after the end of the Offerings.
(3)	Pursuant to the Advisory Agreement, Paladin Advisors was entitled to acquisition fees related to all acquisitions. During the year ended December 31, 2008, the Company paid $646,914 of acquisition fees to Paladin Advisors for these acquisitions.
(4)	Not reflected in the consolidated financial statements at December 31, 2008 and 2007 as these amounts have exceeded the limitations imposed by the 2%/25% Rule as described above in footnote 1 and only become due to affiliates when this amount, together with all operating expenses paid or reimbursed for the then-current Expense Period, would not result in payment or reimbursement of operating expenses in excess of the 2%/25% Rule in that period.
(5)	Not reflected in the consolidated financial statements at December 31, 2008 and 2007 as these amounts have exceeded the 3.0% limitation as described above in footnote 2 and only become due to affiliates when they do not exceed such limitation.

7. Quarterly Financial Data (Unaudited)

The following table presents selected unaudited quarterly financial data for each quarter during the years ended December 31, 2008 and 2007:

	For the Quarter Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenues	$2,294,137	$2,592,841	$3,239,901	$3,462,932
Equity in earnings from real estate joint venture	$21,227	$21,384	$17,594	$28,019
Net loss	$(368,310)	$(486,185)	$(666,148)	$(837,916)
Loss per common share:
Basic	$(0.13)	$(0.16)	$(0.20)	$(0.23)
Diluted	$(0.13)	$(0.16)	$(0.20)	$(0.23)

	For the Quarter Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$1,186,408	$1,238,470	$1,329,419	$1,841,325
Equity in earnings from real estate joint venture	$21,233	$20,986	$20,998	$20,679
Net loss	$(372,045)	$(361,766)	$(230,227)	$(360,430)
Loss per common share:
Basic	$(0.38)	$(0.24)	$(0.11)	$(0.15)
Diluted	$(0.38)	$(0.24)	$(0.11)	$(0.15)

8. Subsequent Events

Redemptions

From January 1 to March 20, 2009 , twelve stockholders redeemed 34,111 shares for $317,239.